Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

August 3, 2016

among

SIZMEK INC.,

SOLOMON HOLDING, LLC

and

SOLOMON MERGER SUBSIDIARY, INC.

i

ii

Annex I	—	Conditions to the Offer
Exhibit A	—	Form of Tender and Voting Agreement

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of August 3, 2016, among Sizmek Inc., a Delaware corporation (the “Company”), Solomon Holding, LLC, a Delaware limited liability company (“Parent”), and Solomon Merger Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the respective boards of directors of the Company, Parent and Merger Subsidiary have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the terms and subject to the conditions set forth herein, Parent will cause Merger Subsidiary to commence a cash tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any and all of the outstanding shares (the “Shares”) of common stock, par value $0.001 per share of the Company (“Company Common Stock”) at a price of $3.90 per Share (the “Offer Price”), net to the seller in cash, without interest, subject to any deduction or withholding of Taxes required by Applicable Law;

WHEREAS, following consummation of the Offer, Merger Subsidiary will be merged with and into the Company on the terms and subject to the conditions set forth in this Agreement and in accordance with Delaware Law;

WHEREAS, the parties intend for the Merger to be effected pursuant to Section 251(h) of Delaware Law if the conditions of Section 251(h) can be met pursuant to the terms of this Agreement;

WHEREAS, as an inducement to and condition of Parent’s and Merger Subsidiary’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company are entering into tender and voting agreements with Parent dated as of the date hereof substantially in the form attached as Exhibit A (each, a “Tender and Voting Agreement”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company the limited guarantee of the Sponsor, dated as of the date hereof, in favor of the Company with respect to certain obligations of Parent and Merger Subsidiary under this Agreement (the “Limited Guarantee”) as specified in the Limited Guarantee.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1.
DEFINITIONS

Section 1.01                             Definitions.  (a) As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the execution and delivery of this Agreement; or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receive material non-public information of or with respect to the Company to keep such information confidential; provided, however, that, in each case, the provisions contained therein are no less restrictive in any material respect to such counterparty (and any of its Affiliates and representatives named therein) than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal). If the confidentiality provisions of such Acceptable Confidentiality Agreement are less restrictive in the aggregate to such counterparty (and any of its Affiliates and representatives named therein) than the terms of the Confidentiality Agreement, then, notwithstanding the foregoing, such agreement will be deemed to be an Acceptable Confidentiality Agreement if the Company offers to amend the Confidentiality Agreement so as to make the confidentiality provisions of the Confidentiality Agreement as restrictive in the aggregate as the confidentiality agreement signed by such counterparty.

“Acquisition Proposal” means any bona fide written offer, indication of interest or proposal relating to an Acquisition Transaction (other than an offer or proposal by Parent or one of its Subsidiaries) contemplating or otherwise relating to any Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving:

(a)                                 any merger, consolidation, share exchange, business combination, reorganization, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (i) a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 25% of the outstanding shares of any class of voting securities of the Company; or (ii) the Company issues securities representing more than 25% of the outstanding shares of any class of voting securities of the Company;

(b)                                 any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets of the Company and its Subsidiaries that constitute or account for (i) 25% or more of the consolidated net revenues of the Company, consolidated net income of the Company or consolidated book value of the Company; or (ii) 25% or more of the fair market value of the assets of the Company; or

(c)                                  any liquidation or dissolution of the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the HSR Act, and all other Applicable Law, including merger control laws, prohibiting, limiting, or promulgated or intended to govern conduct having the purpose or effect of monopolization, restraint of trade, or substantially to lessen competition.

“Applicable Law” means, with respect to any Person, any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Cash on Hand” means, with respect to the Company and its Subsidiaries, all cash, cash equivalents and marketable securities, in each case determined in accordance with GAAP and expressed in U.S. dollars.  For the avoidance of doubt, “Cash on Hand” shall be calculated net of issued but uncleared checks and drafts and shall include checks, other wire transfers and drafts deposited or available for deposit in the account of the Company or its Subsidiaries.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2015.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2015 and the footnotes thereto set forth in the Company 10-K.

“Company Balance Sheet Date” means December 31, 2015.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Long-Term Overachievement Award” means an award under the Company Stock Plan that is subject to vesting or other lapse restrictions and provides for payment with respect to a target dollar value at a future date in the form of one (1) or more shares of Company Common Stock, one (1) or more Company RSUs, or a combination thereof.

“Company Material Adverse Effect” means any event, condition, change, occurrence or development, circumstance or effect that, individually or in the aggregate, (i) has had a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially delay the transactions contemplated by this Agreement; provided, however, that for purposes of clause (i) above, none of the following shall be deemed in and of themselves to constitute and none of the following shall be taken into account in determining whether there is a Company Material Adverse Effect: (A) changes in Applicable Law or GAAP or changes in the regulatory accounting requirements applicable to any industry in which the Company and its Subsidiaries operate, (B) changes in the financial or securities markets or general economic or political conditions in the United States of America, (C) changes or conditions generally affecting the industry in which the Company and its Subsidiaries operate, (D) acts of war, sabotage or terrorism or natural disasters involving the United States of America, (E) the announcement or consummation of the transactions contemplated by this Agreement (other than for purposes of any representation or warranty contained in Sections 4.02 or 4.03), (F) any failure by the Company and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period, (G) a change in the market price or trading volume of the Shares, (H) any action taken (or omitted to be taken) at the request of the other parties to this Agreement or (I) any action taken by such Person or any of its Subsidiaries that is expressly contemplated by this Agreement; provided, that in the case of the foregoing clauses (F) and (G), the underlying cause of such failure or change may be taken into account in determining whether a Company Material Adverse Effect has occurred; provided, further, that with respect to the foregoing clauses (A), (B), (C) and (D), any such effect shall be taken into account if and to the extent it, individually or in the aggregate with any other effect, disproportionately and materially affects the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which the Company and its Subsidiaries operate.

“Company RSU” means an award under the Company Stock Plan that is subject to vesting or other lapse restrictions and provides for payment at a future date of one (1) or more shares of Company Common Stock or value derived therefrom, other than a Company Option or a Company Long-Term Overachievement Award, after vesting pursuant to the terms of the applicable Company RSU award.

“Company Option” means any option to purchase one (1) or more shares of Company Common Stock granted under the Company Stock Plan.

“Company Stock Plan” means the Sizmek Inc. 2014 Incentive Award Plan (as amended and restated).

“Company Termination Fee” means an amount, in cash, equal to $4,256,360.

“Contract” means any legally binding contract, subcontract, agreement, indenture, deed of trust, license, sublicense, note, bond, loan instrument, mortgage, lease, purchase or sales order, concession, franchise, option, insurance policy, benefit plan, guarantee and any similar legally binding undertaking, commitment or pledge.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“DG Group” means Digital Generation, Inc., Viewpoint Japan Co. Ltd., DG International Holding Corp. and DG Fast Channel Canada, ULC.

“Environmental Laws” means any Applicable Law or any Contract with any Governmental Authority, relating to human health and safety, the environment or to pollutants, contaminants, wastes of chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Financing Sources” means the Persons (if any) that have committed to provide the Debt Financing in connection with the Offer and the Merger and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees, agents and other Representatives involved in the Debt Financing and their successors and assigns.

“Fully Diluted” means all outstanding Shares, all Shares issuable in respect of all outstanding securities convertible into or exchangeable for Shares and all Shares issuable in respect of all outstanding options and other rights to acquire Shares.

“GAAP” means generally accepted accounting principles in the United States of America.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, commission, department, court, arbitrator, agency or official, including any political subdivision thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means any (i) trademarks and all goodwill associated therewith, and all registrations or applications for registration thereof, (ii) patents and patent applications, (iii) copyrights and all registrations or applications for registration thereof and (iv) trade secrets and proprietary information.

“knowledge” means (i) with respect to the Company, the actual knowledge, after due inquiry, of the individuals listed on Section 1.01 of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge, after due inquiry, of the individuals listed on Section 1.01 of the Parent Disclosure Schedule.

“Legal Proceeding” means any claim, action, charge, lawsuit, litigation, investigation (to the knowledge of the Company, as used in relation to the Company) or other similarly formal legal proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Material Contract” means any of the following Contracts:

(a)                                 any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries, taken as a whole;

(b)                                 any employment, management, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation Contract not terminable at will by the Company or one of its Subsidiaries pursuant to which the Company or one of its Subsidiaries has continuing obligations as of the date of this Agreement with any executive officer or other employee whose annual compensation for 2016 is expected to exceed $200,000 or any member of the Board of Directors whose total cash compensation for calendar year 2015 exceeded $200,000, or that would provide for severance pay upon termination of employment in excess of $200,000, other than severance or termination pay required by Applicable Law;

(c)                                  any material Contract with any of the 20 largest customers of the Company and its Subsidiaries, taken as a whole, determined on the basis of revenues received by the Company and its Subsidiaries, taken as a whole, for the fiscal year ended December 31, 2015 (the “Material Customers”);

(d)                                 subject to the exclusions in Section 4.15(e), any IP Contract;

(e)                                  any Contract containing any covenant or other provision containing and limiting the right of the Company or any of its Subsidiaries pursuant to any “most favored nation” or “exclusivity” provisions, other than any such Contracts that (A) may be cancelled without material liability to the Company or its Subsidiaries upon notice of 90 days or less, or (B) are not material to the Company and its Subsidiaries, taken as a whole;

(f)                                   any Contract (A) relating to the disposition or acquisition of assets by the Company or any of its Subsidiaries with a value greater than $500,000 after the date of this Agreement other than in the ordinary course of business; or (B) pursuant to which the Company or any of its Subsidiaries will acquire any material ownership interest in any other Person or other business enterprise other than any Subsidiary of the Company;

(g)                                  any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit or other Indebtedness, in each case in excess of $250,000 (except, in the case of mortgages, in excess of $150,000) other than (A) accounts receivables and payables in the ordinary course of business; (B) loans to Subsidiaries of the Company in the ordinary course of business; and (C) extensions of credit to customers in the ordinary course of business;

(h)                                 any Lease set forth in Section 4.14(c) of the Company Disclosure Letter;

(i)                                     any Contract providing for the payment, increase or vesting of any material benefits or compensation in connection with the Merger (other than Contracts evidencing Company Stock-Based Awards or Company Options);

(j)                                    any Contract providing for cash severance payments in excess of $200,000 (other than those pursuant to which severance is required by applicable law);

(k)                                 any Contract providing for indemnification of any officer, director or employee by the Company or any of its Subsidiaries, other than Contracts entered into on substantially the same form as the Company or its Subsidiaries’ standard forms previously made available to Parent;

(l)                                     any Contract that is an agreement in settlement of a dispute that imposes material obligations on the Company or any of its Subsidiaries after the date of this Agreement; and

(m)                             any Contract that involves a joint venture entity, limited liability company or legal partnership (excluding, for avoidance of doubt, reseller agreements and other commercial agreements that do not involve the formation of an entity with any third Person.

“Nasdaq” means the NASDAQ Stock Market LLC.

“Owned Intellectual Property” means all Intellectual Property owned by either the Company or any Subsidiary or required to be listed under Section 4.15(b) hereof.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Material Adverse Effect” means any event, circumstance or effect that (i) materially impairs the compliance by Parent or Merger Subsidiary with its obligations under this Agreement or materially impairs those obligations of Sponsor under the Equity Commitment Letter or the Limited Guarantee or (ii) materially delays the consummation of the transactions contemplated by this Agreement.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Pointroll Payment” means cash consideration owed or payable by Sizmek Technologies, Inc. to TEGNA Inc. pursuant to that certain Securities Purchase Agreement, dated as of November 12, 2015, by and among Sizmek Technologies, Inc., the Company and TEGNA Inc. (“Pointroll SPA”) which includes the Deferred Payment (as defined in the Pointroll SPA) and the Indemnification Holdback Amount (as defined in the Pointroll SPA); provided that, for purposes of this definition, in no event shall such amount exceed $8,150,000.

“Representatives” means, with respect to any Person, directors, officers, employees, consultants, agents, advisors (including financial and legal advisors) and other representatives of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Sponsor” means Vector Capital IV, L.P.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal that if consummated would result in a Person or group (or the shareholders of any Person) owning, directly or indirectly, (a) more than 50% of the outstanding Shares of the Company Common Stock or (b) more than 50% of the assets of the Company and its Subsidiaries, taken as a whole, in either case, which the Board of Directors determines in good faith (after consultation with its financial advisor): (i) to be reasonably likely to be consummated if accepted without material modification to the terms thereof; and (ii) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Offer and the Merger, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, any changes to the terms of this Agreement offered by Parent in response to such Acquisition Proposal, the identity of the Person making the Acquisition Proposal, and the conditions and ability of the Person making such Acquisition Proposal to consummate the transactions contemplated by such Acquisition Proposal (based upon, among other things, expectation of obtaining required approvals or any necessary financing).

“Tax” or “Taxes” shall mean any and all federal, state, local or foreign taxes (together with any and all interest, penalties and additions to tax), imposed by any Governmental Authority including, without limitation, all income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, net worth, excise, withholding, ad valorem, stamp, transfer, value added, gains, license, registration, documentation customs’ duties, tariffs, alternative or add-on minimum, or estimated taxes.

“Tax Matters Agreement” means the Tax Matters Agreement, dated as of February 6 2014, by and between Digital Generation, Inc. and the Company.

“Tax Return” means any report, return, declaration or other information or filing required to be supplied to any Governmental Authority with respect to Taxes, including any amendments or supplements of any of the foregoing and any attachments thereto.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

(n)                                 Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptance Time	2.01
Adverse Recommendation Change	6.04
Agreement	Preamble
Alternative Acquisition Agreement	6.04

Term	Section
Antitrust Division	8.01
Board of Directors	2.02
Certificates	3.03
Closing Date	3.01
Company	Preamble
Company Board Recommendation	2.02
Company Common Stock	Recitals
Company Disclosure Documents	4.09
Company Related Parties	10.03
Company SEC Documents	4.07
Company Securities	4.05
Company Stockholder Approval	4.02
Company Subsidiary Securities	4.06
Compensation Arrangement	4.17
Compensation Committee	4.17
Confidentiality Agreement	6.03
Continuing Employee	7.04
D&O Insurance	7.03
Debt Financing	6.06
Dissenting Shares	3.04
Effective Time	3.01
Employee Plans	4.17
End Date	10.01
Equity Commitment Letter	5.09
Exchange Agent	3.03
Exchange Fund	3.03
Expiration Date	2.01
Financing	5.09
FTC	8.01
Limited Guarantee	Recitals
Indemnified Person	7.03
Internal Controls	4.07
IP Contracts	4.15
Lease	4.14
Material Contract	4.19
Maximum Annual Premium	7.03
Merger	3.01
Merger Closing	3.01
Merger Consideration	3.02
Merger Subsidiary	Preamble
Minimum Condition	Annex I
Offer	Recitals
Offer Closing	2.01
Offer Commencement Date	2.01
Offer Conditions	2.01

Term	Section
Offer Documents	2.01
Offer Price	Recitals
Option Consideration	Section 3.05
Parent	Preamble
Parent Expense Reimbursement	10.03
Parent Liability Limitation	10.03
Parent Related Parties	10.03
Parent Welfare Plan	7.04
Preferred Stock	4.05
Process Agent	11.08
Public International Organization	4.20
Public Official	4.20
Recommendation Change Notice	6.04
Required Information	6.06
RSU Consideration	Section 3.05
Schedule 14D-9	2.01
Schedule TO	2.01
Shares	Recitals
Superior Proposal Notice	6.04
Surviving Corporation	3.01
Tender and Voting Agreement	Recitals
Uncertificated Shares	3.03

Section 1.02                             Other Definitional and Interpretative Provisions.  The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified.  All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.  “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  References to “law,” “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.  Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been filed with or furnished to the SEC and available on EDGAR or posted to a virtual data room managed by the Company through Merrill DataSite, in each case at least twenty-four hours prior to the execution and delivery of this Agreement.

ARTICLE 2.
THE OFFER

Section 2.01                             The Offer.  (a) Provided that this Agreement shall not have been terminated in accordance with Section 10.01 and nothing shall have occurred that, had the Offer been commenced, would give rise to a right to terminate the Offer pursuant to any of the conditions set forth in Annex I hereto (the “Offer Conditions”) (other than the conditions set forth in clause (i) and subclause (D) of clause (ii)), no earlier than fifteen (15) Business Days following the date of this Agreement and no later than September 1, 2016, Merger Subsidiary shall, and Parent shall cause it to, commence (within the meaning of Rule 14d-2 under the 1934 Act) the Offer at the Offer Price, payable net to the holders in cash, without interest, subject to any deduction or withholding of Taxes required by Applicable Law.  The Offer shall be subject to the Offer Conditions.  The time scheduled for payment for Shares accepted for payment pursuant to and subject to the conditions of the Offer is referred to in this Agreement as the “Offer Closing”, and the date on which Merger Subsidiary commences (within the meaning of Rule 14d-2 under the 1934 Act) the Offer is referred to as the “Offer Commencement Date”.

(b)                                 Parent and Merger Subsidiary expressly reserve the right to waive (in whole or in part) any of the Offer Conditions at any time and to make any change in the terms of or conditions to the Offer, including raising the Offer Price; provided that, without the prior written consent of the Company, neither Parent nor Merger Subsidiary shall:

(i)                                     waive or change the Minimum Condition (as defined in Annex I);

(ii)                                  decrease the Offer Price;

(iii)                               change the form of consideration to be paid in the Offer;

(iv)                              decrease the number of Shares sought in the Offer;

(v)                                 extend or otherwise change the expiration date of the Offer except as otherwise provided herein; or

(vi)                              impose additional Offer Conditions or otherwise amend or modify any of the Offer Conditions or terms of the Offer in a manner that is adverse to the beneficial owners of Shares.

(c)                                  Unless extended as provided in this Agreement, the Offer shall initially be scheduled to expire on the date that is twenty (20) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the 1934 Act) after the Offer Commencement Date (such initial expiration date of the Offer or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”); provided that, unless otherwise agreed in writing by the Parties, such initial Expiration Date shall not be a date that is within five (5) Business Days after the date of a regularly scheduled payroll run of the Company.  Notwithstanding anything to the contrary contained in this Agreement, but subject to the parties’ respective termination rights under Article 7, (i) Merger Subsidiary shall, and Parent shall cause it to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq applicable to the Offer or for any period otherwise required by Applicable Law, (ii) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, then, at the request of the Company, Merger Subsidiary shall, and Parent shall cause it to, extend the Offer for one (1) or more periods of up to ten (10) Business Days per extension to permit such Offer Condition to be satisfied or waived and (iii) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Parent may, in its sole discretion (and without the consent of the Company or any other Person), extend the Offer (up to the End Date but not thereafter) on one or more occasions, for an additional period of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied; provided that, unless otherwise agreed in writing by the Parties, no such extended Expiration Date shall be a date that is within five (5) Business Days after the date of a regularly scheduled payroll run of the Company.  Notwithstanding anything to the contrary in this Section 2.01(c), in no event shall Merger Subsidiary be required or permitted to extend the Offer beyond the End Date.  The Offer may be terminated prior to its then-scheduled Expiration Date, but only if this Agreement is validly terminated in accordance with Article 10.

(d)                                 Subject to the terms and conditions set forth in this Agreement and to the satisfaction or waiver by Merger Subsidiary or Parent of the Offer Conditions, Merger Subsidiary shall, and Parent shall cause it to, promptly after the expiration of the Offer, accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer (the time at which Shares are first accepted for payment under the Offer, the “Acceptance Time”).  The obligation of Merger Subsidiary to accept for payment Shares tendered pursuant to the Offer shall be subject only to the satisfaction or waiver of each of the Offer Conditions (and shall not be subject to any other conditions).  Promptly after the Acceptance Time, Merger Subsidiary shall pay the Offer Price for such Shares.

(e)                                  On the Offer Commencement Date, Parent and Merger Subsidiary shall (i) file or cause to be filed with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that shall include the summary term sheet required thereby and, as exhibits, the Offer, a form of letter of transmittal, a form of summary advertisement and any schedule or form required to be filed pursuant to the Instructions to Schedule TO (collectively, and together with any amendments or supplements thereto, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to beneficial owners of Shares to the extent required by Applicable Law (including the 1934 Act).  The Offer shall be conducted in compliance with Applicable Law (including the 1934 Act).

(f)                                   Parent and Merger Subsidiary shall cause the Offer Documents to (i) comply with the applicable requirements of the 1934 Act and (ii) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, no covenant is made by Parent or Merger Subsidiary with respect to information supplied by the Company for inclusion in the Offer Documents.  Parent and Merger Subsidiary shall cause the information supplied by Parent and its Affiliates specifically for inclusion in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) at the time the Schedule 14D-9 is filed with the SEC not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall promptly furnish to Merger Subsidiary and Parent in writing all information concerning the Company and its stockholders that may be required by Applicable Law to be set forth in the Offer Documents or reasonably requested in connection with any action contemplated by Section 2.01(e) or this Section 2.01(f).  The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC, and Merger Subsidiary and Parent shall give reasonable and good faith consideration to any comments made by Company and its counsel.  Each of Parent, Merger Subsidiary and the Company agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by Applicable Law.  Parent and Merger Subsidiary further agree to cause the Offer Documents as so corrected (if applicable) to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws (including the 1934 Act).  The Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and the other Offer Documents each time before any such document is filed with the SEC, and Parent and Merger Subsidiary shall give reasonable and good faith consideration to any comments made by the Company and its counsel.  Parent and Merger Subsidiary shall provide the Company and its counsel with (i) any comments or other communications, whether written or oral, that Parent, Merger Subsidiary or their counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or other Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Parent and Merger Subsidiary to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with Parent and Merger Subsidiary or their counsel in any material discussions or meetings with the SEC.

(g)                                  Subject in all respects to the other terms and conditions of this Agreement and the Offer Conditions, Parent shall cause to be provided to Merger Subsidiary on a timely basis all of the funds necessary to purchase any Shares that Merger Subsidiary becomes obligated to purchase pursuant to the Offer, and shall cause Merger Subsidiary to perform, on a timely basis, all of Merger Subsidiary’s obligations under this Agreement.

Section 2.02                             Company Action.  (a)  The Company hereby consents to the Offer and represents that the board of directors of the Company (the “Board of Directors”), at a meeting duly called and held, has (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, in accordance with the requirements of Delaware Law and (iii) resolved, subject to Section 6.04 herein, to recommend acceptance of the Offer and approval and adoption of this Agreement by its stockholders, in each case by a majority vote with one dissenting vote (such recommendation, the “Company Board Recommendation”).  The Company has been advised that, with the exception of Xavier Gutierrez, all of its directors and executive officers who own Shares intend to tender their Shares pursuant to the Offer.  The Company shall promptly cause to be furnished to Parent a list of its stockholders, mailing labels and any available listing and computer files containing the names and addresses of all record holders and non-objecting beneficial owners of Shares and lists of securities positions of Shares held in stock depositories, in each case true and correct as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer.  Subject to Applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent, Merger Subsidiary and their Affiliates, associates, agents and advisors, shall keep such information confidential and use the information contained in any such labels, listings and files only in connection with the Offer and the Merger and, should the Offer terminate or if this Agreement shall be terminated, shall, upon request, deliver to the Company or destroy (and confirm such destruction in writing) all copies of such information then in their possession.

(b)                                 On the Offer Commencement Date, the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by Applicable Law (including the 1934 Act), the Schedule 14D-9 that, subject to its right to withdraw, modify or amend such recommendation pursuant to Section 6.04(d), shall contain and reflect the Company Board Recommendation.  The Company shall include in the Schedule 14D-9 the opinion of the Company’s financial advisor and shall cause the Schedule 14D-9 to (i) comply with the applicable requirements of the 1934 Act and (ii) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, no covenant is made by the Company with respect to information supplied by Parent or Merger Subsidiary for inclusion in the Schedule 14D-9 (including any such information included in the Information Statement).  The Company shall cause the information supplied by it specifically for inclusion in the Offer Documents, at the respective times the Offer Documents are filed with the SEC, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Each of the Company, Parent and Merger Subsidiary agrees promptly to correct any information provided by it for use in the Schedule 14D-9 (including the Information Statement) if and to the extent that it shall have become false or misleading in any material respect.  The Company shall cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to beneficial owners of Shares, in each case as and to the extent required by Applicable Law (including the 1934 Act).  Prior to an Adverse Recommendation Change in accordance with Section 6.04(d), Parent, Merger Subsidiary and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Subsidiary and their counsel.  Prior to an Adverse Recommendation Change in accordance with Section 6.04(d), the Company shall provide Parent, Merger Subsidiary and their counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications, (ii) copies of any written comments or responses submitted by the Company in response thereto (other than any confidential supplemental materials that may have been requested by the SEC or its staff) and (iii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any material discussions or meetings with the SEC.  The Company shall respond as promptly as practicable to any comments of the SEC or its staff with respect to the Schedule 14D-9.

ARTICLE 3.
THE MERGER

Section 3.01                             The Merger.  (a)  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b)                                 Subject to the provisions of Article 9, the closing of the Merger (the “Merger Closing”) shall take place in New York, New York at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022 as soon as possible, but in any event no later than two (2) Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Merger Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Merger Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree.  The date on which the Merger Closing actually occurs is referred to as the “Closing Date.”

(c)                                  At the Merger Closing, the Company and Merger Subsidiary shall file a certificate of merger in customary form and substance with the Delaware Secretary of State in accordance with the applicable provisions of Delaware Law and make all other filings or recordings required by Delaware Law in connection with the Merger.  The Merger shall become effective at such time as the certificate of merger is duly filed with and accepted for record by the Delaware Secretary of State (the time of such filing and acceptance for record by the Delaware Secretary of State or at such later time as may be mutually agreed in writing by Parent, Merger Subsidiary and the Company and specified in the certificate of merger, the “Effective Time”).

(d)                                 From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

(e)                                  The Merger shall be governed by and effected under Section 251(h) of Delaware Law, without a vote of the stockholders of the Company.  Subject to the terms and conditions contained in this Agreement, the parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h) of Delaware Law) of the Offer, without a vote of the stockholders of the Company in accordance with Section 251(h) of Delaware Law.

(f)                                   The certificate of incorporation of the Merger Subsidiary in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

(g)                                  The bylaws of the Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

(h)                                 From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of Merger Subsidiary.

Section 3.02                             Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any further action on the part of Merger Subsidiary, Parent, the Company or any stockholder of the Company:

(a)                                 Except as otherwise provided in Section 3.02(b), Section 3.02(c) or Section 3.04, each Share outstanding immediately prior to the Effective Time shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), on the terms and subject to the conditions set forth in this Agreement, upon surrender of Certificates or Uncertificated Shares in accordance with Section 3.03.  As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration.

(b)                                 Each Share held by the Company as treasury stock or owned by Parent or Merger Subsidiary immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(c)                                  Each Share held by any Subsidiary of either the Company or Parent (other than the Merger Subsidiary) immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(d)                                 Each share of common stock, par value $0.001 per share, of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 3.03                             Surrender and Payment.  (a)  On or prior to the Acceptance Time, Parent shall appoint a bank or trust company or similar entity reasonably acceptable to the Company which is authorized to exercise corporate trust or stock powers to act as paying agent with respect to the Offer and exchange agent in the Merger (the “Exchange Agent”) for the purpose of paying for the shares tendered in the Offer at the Offer Price or exchanging for the Merger Consideration (i) certificates representing Shares (the “Certificates”) or (ii) uncertificated Shares (the “Uncertificated Shares”).  At the Effective Time or as promptly as practicable thereafter (but in no event later than 9:00 a.m., New York City time, on the Business Day following the Acceptance Time), Parent shall provide the Exchange Agent funds representing the aggregate Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares pursuant to Section 3.02(a) (the “Exchange Fund”); provided, that the Company shall, at the request of Parent, deposit with the Exchange Agent at the Effective Time (or as promptly as practicable thereafter) a portion of such aggregate Merger Consideration and/or consideration to be paid for Shares accepted for purchase in the Offer, from the Company’s Cash on Hand as specified in such request.  The Exchange Agent shall cause the Exchange Fund to be (i) held for the benefit of the holders of Shares and (ii) promptly applied to making the payments for the shares tendered in the Offer provided for in Section 3.02(a).  The Exchange Fund shall not be used for any purpose that is not provided for herein.  The Exchange Agent shall invest any cash included in the Exchange Fund, in direct obligations of the United States of America, obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of all principal and interest, or as otherwise directed by Parent.  Any interest and other income resulting from such investments shall be kept in the Exchange Fund.  To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments.  Any interest or other income resulting from the investment of such funds shall be the property of Parent.

(b)                                 Promptly after the Effective Time (and in any event within three (3) Business Days), Parent shall send, or shall cause the Exchange Agent to send, to each holder of Shares at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.  Each holder of Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, or, in each case, such other documents as may be reasonably required by the Exchange Agent or Parent, the Merger Consideration payable for each Share represented by a Certificate or for each Uncertificated Share.  Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration.  No interest shall be paid or accrued on the cash payable upon the surrender or transfer of any Certificate or Uncertificated Share.

(c)                                  If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or, in the case of Uncertificated Shares, that such documentation as may be reasonably requested by the Exchange Agent is provided and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Payment of the applicable Merger Consideration with respect to Uncertificated Shares shall only be made to the Person in whose name such Uncertificated Shares are registered.

(d)                                 At the Effective Time, (i) all Shares issued and outstanding immediately prior to the Effective Time shall be automatically canceled and retired and shall cease to exist, and all holders of Certificates representing Shares, and all holders of Uncertificated Shares representing Shares, that were outstanding immediately prior to the Effective Time shall, in each case, cease to have any rights as stockholders of the Company and (ii) the stock transfer books of the Company shall be closed with respect to all Shares outstanding immediately prior to the Effective Time.  After the Effective Time, there shall be no further registration of transfers of Shares.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth in, this Article 3.

(e)                                  Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 3.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Shares twelve (12) months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such Shares for the Merger Consideration in accordance with this Section 3.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such Shares without any interest thereon.  Notwithstanding the foregoing, Parent shall not be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

Section 3.04                             Dissenting Shares.

(a)                                 Notwithstanding anything to the contrary contained in this Agreement, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with Section 262 of Delaware Law (any such shares being referred to as “Dissenting Shares” until such time as such holder effectively withdraws or fails to perfect or otherwise loses such holder’s appraisal rights under Section 262 of Delaware Law with respect to such shares)  shall not be converted into or represent the right to receive the Merger Consideration, but shall only be entitled to such rights as are granted by Delaware Law to a holder of Dissenting Shares.  At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of Delaware Law.

(b)                                 If any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such

Shares shall automatically be converted into and shall represent only the right to receive the Merger Consideration in accordance with Section 3.02, without interest thereon, upon surrender of the Certificate representing such Share or transfer of Uncertificated Shares, as the case may be, in accordance with the terms hereof.  The Company shall give Parent prompt notice of (i) any demands received by the Company for appraisal of Shares, (ii) any withdrawal or attempted withdrawal of any such demand and (iii) any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Delaware Law.  Parent, at its expense, shall have the right to direct all negotiations and proceedings with respect to such demands, so long as Parent does not create obligations for the Company prior to the Effective Time.  Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.  Each holder of Dissenting Shares who becomes entitled under Section 262 of Delaware Law to receive payment of the “fair value” for such holder’s shares shall receive such payment therefor from the Surviving Corporation after giving effect to any withholdings or deductions required by Applicable Law (but only after the amount thereof shall have been finally determined pursuant to Delaware Law).

Section 3.05                             Company Options, Company RSUs and Company Long-Term Overachievement Awards.

(a)                                 Treatment of Company Options.  Effective as of immediately prior to the Effective Time, each Company Option that is outstanding and unexercised shall (i) vest in full and (ii) by virtue of the Merger and without any action on the part of any holder of any Company Option shall be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration less the exercise price per share of such Company Option, subject to any applicable withholding or other Taxes required by Applicable Law to be withheld in accordance with Section 3.07 (the “Option Consideration”).  Each holder of an outstanding Company Option shall be entitled to receive, in exchange for the cancellation thereof, the Option Consideration, if any, with respect to each share of Company Common Stock subject to such outstanding Company Option and Parent shall cause such payment to be made to the holder of such Company Option through the payroll system of the Surviving Corporation as soon as practicable following the Closing Date (and in no event later than the next regularly scheduled payroll run of the Surviving Corporation following the Closing Date). For the avoidance of doubt, if the exercise price per share of any Company Option, whether vested or unvested as of the Effective Time, is equal to or greater than the Merger Consideration, then by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Subsidiary, the Company or the holders thereof, the Company Option will automatically terminate and be cancelled without payment of any consideration to the holder thereof.

(b)                                 Treatment of Company RSUs.  Effective as of immediately prior to the Effective Time, each Company RSU that is outstanding (i)  shall automatically become fully vested and the restrictions thereon shall lapse and (ii) by virtue of the Merger and without any action on the part of any holder of any Company RSU shall be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time and (ii) the Merger Consideration (the “RSU Consideration”). In the event that any Company RSU is subject to Section 409A of the Code, the payment of the amount of cash with respect thereto shall be delayed to the extent necessary to comply with Section 409A of the Code.  Subject to the preceding sentence, each holder of an outstanding Company RSU shall be entitled to receive in exchange for the cancellation thereof the RSU Consideration with respect to each share of Company Common Stock subject to such outstanding Company RSU and Parent shall cause such payment to be made to the holder of such Company RSU through the payroll system of the Surviving Corporation as soon as practicable following the Closing Date (and in no event later than the next regularly scheduled payroll run of the Surviving Corporation following the Closing Date).

(c)                                  Treatment of Company Long-Term Overachievement Awards.  Effective as of immediately prior to the Effective Time, each Company Long-Term Overachievement Award that is outstanding, by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Subsidiary, the Company or the holders thereof, each Company Long-Term Overachievement Award will automatically terminate and be cancelled without payment of any consideration to the holder thereof.

(d)                                 Necessary Action; Notice.  Prior to the Merger, the Company shall take any and all actions reasonably necessary to effectuate the provisions of this Section 3.05, including, without limitation, adopting such resolutions that are necessary for the treatment of Company Options, Company RSUs, and Company Long-Term Overachievement Awards as set forth in this Section 3.05.

(e)                                  Termination of the Company Option Plans.  Not later than the Effective Time, the Company shall have terminated the Company Stock Plan and no further Company Common Stock, Company Options, Company RSUs, Company Long-Term Overachievement Awards or other rights with respect to the Company Common Stock shall be granted thereunder.

Section 3.06                             Adjustments.  If, during the period between the date of this Agreement and the Effective Time, the outstanding Shares shall have been changed into a different number of shares or a different class (including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of Shares, or stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase Shares granted under the Company’s stock option or compensation plans or arrangements), the Offer Price, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted; provided, however, that nothing in this Section 3.06 shall be construed to permit the Company to take any action with respect to the Shares that is prohibited by the terms of this Agreement.

Section 3.07                             Withholding Rights.  Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold any Taxes required under Applicable Law to be deducted and withheld from any payment to any Person pursuant to the transactions contemplated by this Agreement, and any such amounts deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Any amounts deducted and withheld pursuant to this Section 3.07 shall be timely remitted to the appropriate Governmental Authority in accordance with Applicable Law.

Section 3.08                             Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation or the Exchange Agent may direct, as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article 3.

Section 3.09                             Transfer Taxes.  Any and all transfer Taxes imposed in connection with the transactions contemplated by this Agreement shall be borne by Parent and the Surviving Corporation.

ARTICLE 4.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except as disclosed in any Company SEC Document filed before the date of this Agreement (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature), provided that the Company SEC Documents shall in no event qualify the representations or warranties set forth in Sections 4.02, 4.05 or 4.24, or as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Subsidiary that:

Section 4.01                             Corporate Existence and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under Delaware Law and has all corporate powers and authority and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and to own, lease or operate its assets.  The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has heretofore made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect.

Section 4.02                             Corporate Authorization.  (a)  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the approval of the Company’s stockholders in connection with the consummation of the Merger (if required by Applicable Law), have been duly and validly authorized by all necessary corporate action on the part of the Company.  The affirmative vote of the holders of a majority of the outstanding Shares (if required by Applicable Law) is the only vote of the holders of any of the Company’s capital stock that, absent Section 251(h) of Delaware Law, would have been necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”).  This Agreement constitutes a valid and binding agreement of the Company.

(b)                                 At a meeting duly called and held, the Board of Directors has (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, by a majority vote, with one dissenting vote, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby by a majority vote, with one dissenting vote and (iii) adopted the Company Board Recommendation (subject to Section 6.04 herein), by a majority vote, with one dissenting vote. In each clause of the preceding sentence, the dissenting director was Xavier Gutierrez.

Section 4.03                             Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and of laws analogous to the HSR Act existing in foreign jurisdictions, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable state or federal securities laws and the rules and requirements of Nasdaq, and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04                             Noncontravention.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract binding upon the Company or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05                             Capitalization.  (a)  The authorized capital stock of the Company consists of two hundred million (200,000,000) Shares and fifteen million (15,000,000) shares of preferred stock, par value $0.001 per share (“Preferred Stock”).  As of July 31, 2016, there were outstanding (i) no shares of Preferred Stock, (ii) 29,140,035 Shares (which does not include the Shares referred to in clauses (iii) and (iv) of this Section 4.05(a)), (iii) Company Options to purchase an aggregate of 560,056 Shares, (iv) 2,042,096 Company RSUs (assuming the maximum achievement of all performance goals, as applicable), and (v) Company Long-Term Overachievement Awards with an aggregate target value of $1,737,500.  All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Stock Plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights.

(b)                                 Except as set forth in this Section 4.05 and for changes since July 31, 2016 resulting from the exercise of Company Options or vesting of Company RSUs outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).  There are no (i) voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any Shares or other Company Securities; and (ii) obligations or binding commitments of any character restricting the transfer of any Shares or other Company Securities to which the Company is a party or by which it is bound.  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities, and there are no accrued and unpaid dividends with respect to any Shares.  The Company does not have a stockholders’ rights plan in effect.

(c)                                  Section 3.07(c) of the Company Disclosure Schedule sets forth a list, as of July 31, 2016, of all incentive equity awards, including each outstanding Company Option and each outstanding Company RSU, the name of the holder of such incentive equity award, the number of Shares subject to such incentive equity award, the exercise price with respect thereto, if any, the applicable grant date thereof and the applicable vesting schedule with respect thereto.  None of (i) the Shares or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 4.06                             Subsidiaries.  (a)  Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and to own, lease or operate its respective properties and assets, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  All material Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company 10-K.

(b)                                 All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and owned by the Company, directly or indirectly, free and clear of any Lien or limitations on voting rights except in respect of non-U.S. Subsidiaries where Applicable Law mandates nominal equity ownership by a non-U.S. national Person.  As of the date hereof, there were no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities or make contributions to the capital of, or lend or advance funds to, any Subsidiary of the Company.  Except for equity interests in Subsidiaries of the Company, the Company does not own, directly or indirectly, any material capital stock and/or other ownership interest in any Person.

Section 4.07                             SEC Filings and the Sarbanes-Oxley Act.  (a)  The Company has filed with or furnished to the SEC, and made available to Parent, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since February 4, 2014 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)                                 As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof and prior to the earlier of the Acceptance Time and the date of the termination of this Agreement will comply, as to form in all material respects with the applicable requirements of the 1933 Act, the 1934 Act or the Sarbanes-Oxley Act, as the case may be, and the respective rules and regulations of the SEC promulgated under thereunder applicable to the Company SEC Documents.

(c)                                  As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof and prior to the earlier of the Acceptance Time and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)                                 Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)                                  The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.  The management of the Company has, in material compliance with Rule 13a-15 under the 1934 Act, (i) designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Board of Directors (A) any significant deficiencies in the design or operation of internal control over financial reporting (“Internal Controls”) which would adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls. To the knowledge of the Company, since February 4, 2014, none of the Company or any of its Subsidiaries nor the Company’s independent registered accountant has identified or been made aware of: (i) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company or any of its Subsidiaries; or (ii) any illegal act or fraud, whether or not material, that involves the management or other employees of any the Company or any of its Subsidiaries.

(f)                                   Since February 4, 2014, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq.

(g)                                  Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the Nasdaq, and the statements contained in any such certifications are complete and correct.

(h)                                 As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents.  To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting or disclosure practices of the Company or any of its Subsidiaries.

Section 4.08                             Financial Statements.  The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto or, with respect to unaudited interim financial statements, as permitted by the Instructions to Form 10-Q), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, with respect to unaudited interim financial statements, to normal year-end adjustments and the absence of footnotes that are not, individually or in the aggregate, material).  Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

Section 4.09                             Disclosure Documents.  (a)  Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the transactions contemplated by this Agreement (the “Company Disclosure Documents”), including the Schedule 14D-9 to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form and substance in all material respects with the applicable requirements of the 1934 Act.

(b)                                 Any Company Disclosure Document, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)                                  The information with respect to the Company or any of its Subsidiaries that the Company supplies to Parent specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO or any amendment or supplement thereto, at the time of any distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Company Disclosure Documents, the Schedule TO and the Offer Documents based upon information supplied by Parent or Merger Subsidiary or any of their Representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10                             Absence of Certain Changes.  (a) Since the Company Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                 From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01.

Section 4.11                             No Undisclosed Material Liabilities.  There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:  (i) liabilities disclosed and provided for in the Company Balance Sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date, (iii)

liabilities incurred in connection with the transactions contemplated hereby and (iv) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12                             Compliance with Laws and Court Orders.  The Company and each of its Subsidiaries is in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.13                             Litigation; Orders.  (a)  There is no material action, suit, investigation, claim, complaint, charge, litigation, mediation, investigation, examination or proceeding pending against, or, to the knowledge of the Company, threatened against, the Company or any of its Subsidiaries before (or, in the case of threatened actions, suits, investigations, claim, complaint, charge, litigation, mediation, investigation, examination or proceedings, would be before) or by any Governmental Authority or arbitrator.

(b)                                 Neither the Company nor any of its Subsidiaries is subject to any material order of any kind or nature that would prevent or materially delay the consummation of the Offer, Merger or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

Section 4.14                             Properties.  (a)  Neither the Company nor any of its Subsidiaries owns any real property.

(b)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.

(c)                                  Section 4.14(b) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of all of the existing leases, subleases, licenses or other agreements pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy, now or in the future, any real property in excess of 25,000 square feet (each such lease, sublease, license or other agreement, a “Lease”).  The Company has made available to Parent true, correct and complete copies of all Leases (including all material modifications, amendments and supplements thereto).  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Lease under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect, (ii) neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Lease, (iii) to the knowledge of the Company, there are no disputes with respect to any Lease, (iv) the Company or one of its Subsidiaries has not collaterally assigned or granted any other security interest in any Lease or any interest therein and (v) there are no liens on the estate or interest created by any Lease.

(d)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have (i) filed or caused to be filed with the appropriate Governmental Authority all unclaimed property reports required to be filed and has remitted to the appropriate Governmental Authority all unclaimed property required to be remitted and (ii) delivered or paid all material unclaimed property to the proper recipient as required by Applicable Law.

Section 4.15                             Intellectual Property.  (a) The Company and each of its Subsidiaries owns or has a right to use all material Intellectual Property used or necessary for the conduct of its business as currently conducted.  The Company and its Subsidiaries hold all of their right, title and interest in and to all Owned Intellectual Property free and clear of any Lien.  To the knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating any Owned Intellectual Property in any material respect.

(b)                                 Section 4.15(b) of the Company Disclosure Schedule sets forth a true, correct and complete list as of (i) all registrations and applications for Owned Intellectual Property (including domain names); and (ii) actions or proceedings pending before any Governmental Authority (other than actions related to the ordinary course prosecution of registered Intellectual Property before the United States Patent and Trademark Office or the equivalent authority anywhere in the world) related to any such Owned Intellectual Property.

(c)                                  Neither the Company nor any of its Subsidiaries has granted any exclusive license with respect to, any material Owned Intellectual Property to any Third Party.

(d)                                 To the Company’s knowledge, the operation of the business of the Company and its Subsidiaries (including the licensing, distribution, manufacture and sale of the Company’s and its Subsidiaries’ products) as of the date of this Agreement does not infringe, misappropriate, dilute or otherwise violate the Intellectual Property of any Third Party or constitute unfair competition or unfair trade practices pursuant to the Applicable Law of any jurisdiction, and since January 1, 2014, neither the Company or any Subsidiary has been involved in any action or proceeding related to the foregoing.

(e)                                  Section 4.15(e)(i) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Contracts to which the Company or any of its Subsidiaries is a party (i) with respect to Owned Intellectual Property that is licensed or transferred to any Third Party other than any (a) non-disclosure agreements entered into in the ordinary course of business; and (b) Contracts, including non-exclusive licenses (including software as a service or “SaaS” license), granted in the ordinary course of business or in connection with the sale or provisioning of the Company’s or its Subsidiaries’ products or services; (ii) pursuant to which a Third Party has licensed or transferred any Intellectual Property to the Company or any of its Subsidiaries, other than any (a) non-disclosure agreements entered into in the ordinary course of business; (b) non-exclusive licenses of commercially available Intellectual Property; (c) non-exclusive licenses to Intellectual Property; and (d) agreements entered into in the ordinary course of business with employees, contractors, and service providers or (iii) pursuant to which the Company or any Subsidiary is obligated to perform any material development with respect to any product or otherwise develop any Owned Intellectual Property (all such Contracts, the “IP Contracts”). Except as set forth on Section 4.15(e)(ii) of the Company Disclosure Letter, neither the Company nor any Subsidiary has performed developments for any third party, and in all such cases the Company or a Subsidiary owns or retains a right to use any Intellectual Property developed in connection therewith that is used in or necessary for the operation of its business.  Except as would not be material to the operations of the business of the Company and its Subsidiaries, taken as a whole, the consummation of the Merger will not under any IP Contract result in: (i) the termination of any license of Intellectual Property to the Company by a Third Party; (ii) the granting by the Company of any license or rights to any Owned Intellectual Property; or (iii) the release from escrow of any Company technology or software.

(f)                                   To the knowledge of the Company, the Company and each of its Subsidiaries has taken reasonable steps to protect the Company’s and its Subsidiaries’ rights in the Company’s information, that, were it the subject of such efforts, would constitute trade secrets under Applicable Law.  Without limiting the foregoing, to the knowledge of the Company, each of the Company and its Subsidiaries has and uses commercially reasonable efforts to enforce a policy requiring each officer and employee engaged in the development of any Intellectual Property for the Company or its Subsidiaries to execute a proprietary information and confidentiality agreement.

(g)                                  The Company and each of its Subsidiaries (or the Company on behalf of each of its Subsidiaries) (i) maintains policies and procedures regarding the security, privacy, transfer and use of personally identifiable information collected by the Company and each of its Subsidiaries that are commercially reasonable; and (ii) is in compliance in all material respects with all such policies and other Applicable Law, rules, regulations pertaining to data privacy and data security.  Except as would not be material to the operations of the business of the Company and its Subsidiaries, taken as a whole, to the Company’s knowledge, since January 1, 2014, there have been no (A) losses or thefts of, or security breaches relating to, personally identifiable information in the possession, custody or control of the Company or any of its Subsidiaries; (B) unauthorized access or unauthorized use of any such personally identifiable information; and (C) improper disclosure of any personally identifiable information in the possession, custody or control of the Company or any Subsidiary or any Person acting on their behalf.

(h)                                 Except as set forth in Section 4.15(h) of the Company Disclosure Schedule, the Company and its Subsidiaries have not disclosed, delivered, licensed or otherwise made available, and do not have a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available, any source code that embodies Owned Intellectual Property for any product of the Company and its Subsidiaries to any Person.  To the Company’s knowledge, no product of the Company or any of its Subsidiaries is distributed with any software that is licensed to the Company or any of its Subsidiaries pursuant to an open source, public-source, freeware or other third party license agreement in a manner that, in each case, requires the Company or any of its Subsidiaries to disclose or license any material proprietary source code that embodies Owned Intellectual Property for any product of the Company or any of its Subsidiaries or in a manner that requires any product to be made available at no charge.

Section 4.16                             Taxes.  (a) (i) The Company and its Subsidiaries have timely filed with the appropriate Governmental Authorities all material Tax Returns required to be filed through the date hereof (taking into account any applicable extensions), (ii) all such Tax Returns are complete and accurate in all material respects, (iii) all material Taxes due and owing by the Company and its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been paid and (iv) all material Taxes required to be withheld by the Company and its Subsidiaries have been timely withheld and paid over to the appropriate Governmental Authority.

(b)                                 Since the date of the most recent financial statements included in the Company SEC Documents, none of the Company or any of its Subsidiaries has incurred any material liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP.

(c)                                  Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (i) no deficiencies for Taxes against the Company or any of its Subsidiaries have been claimed, proposed or assessed in writing by any Governmental Authority that remain unpaid except for deficiencies being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (ii) there are no ongoing or pending, nor has the Company or any of its Subsidiaries received written notice of the expected commencement of any, audits, examinations or other actions or proceedings with respect to any Taxes of the Company or any of its Subsidiaries and (iii) there are no waivers or extensions of any statute of limitations currently in effect with respect to any Taxes of the Company or any of its Subsidiaries (other than any such extensions resulting from an extension of time to file a Tax Return).

(d)                                 There are no material Liens for Taxes on any assets of the Company or any of its Subsidiaries other than Liens for Taxes not yet due and payable or Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(e)                                  (i) There are no Tax sharing agreements or similar arrangements (including Tax indemnity arrangements) under which the Company or any of its Subsidiaries would reasonably be expected to be liable for Taxes of any entity other than the Company or a Subsidiary of the Company, other than (x) customary commercial contracts not primarily related to Taxes and (y) the Tax Matters Agreement and, (ii) except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, none of the Company or any of its Subsidiaries is liable for the Taxes of any other person (other than the Company, its Subsidiaries and the DG Group) under Treasury Regulation Section 1.1502-6 or any similar provision of state local or foreign Tax Law or as a transferee or successor by operation of law.

(f)                                   Since January 1, 2012, (i) none of the Company or any Subsidiary has been a party to a transaction treated as a distribution to which Section 355 of the Code applies and (ii) no written claim has been made by any Governmental Authority in a jurisdiction where the Company or a Subsidiary does not file Tax Returns that such person is or may be subject to material taxation by that jurisdiction that has not been resolved.

(g)                                  None of the Company or any of its Subsidiaries is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulation Section 1.6011-4.

(h)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries is required to include any item of income in, or exclude any item of deduction from, taxable income in a taxable period (or portion thereof) beginning after the Closing Date as a result of: (i) a change in (or improper use of) accounting method with respect to any taxable period (or portion thereof) ending before the Closing Date; (ii) an installment sale or open transaction disposition made on or before the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar Tax Law); (iv) a prepaid amount received or deferred revenue accrued on or prior to the Closing Date; and (v) an election under Section 108(i) of the Code (or any similar Tax law);

(i)                                     None of the Company or any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or that may reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.  Each contract, arrangement, or plan of the Company and its Subsidiaries that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) is in documentary and operational compliance with Section 409A of the Code and the applicable guidance issued thereunder in all material respects.  None of the Company or any of its Subsidiaries has any indemnity or gross-up obligation for any Taxes imposed under Section 4999 or 409A of the Code (or any corresponding provision of state, local or non-U.S. Law).

Section 4.17                             Employee Benefit Plans.  (a)  Section 4.17(a) of the Company Disclosure Schedule lists each material “employee benefit plan,” as defined in Section 3(3) of ERISA, each material employment, severance or similar contract, plan or arrangement and each other material plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance, health or medical benefits, employee assistance program, disability or sick leave benefits, severance, post-employment or retirement benefits, in each case which is maintained, administered or contributed to by the Company or any ERISA Affiliate and which covers any current or former employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability.  Copies of such plans (and, if applicable, related trust or funding agreements or insurance policies) and amendments thereto have been made available to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990) prepared in connection with any such plan or trust.  Such plans are referred to collectively herein as the “Employee Plans.”

(b)                                 Neither the Company nor any ERISA Affiliate sponsors, maintains or contributes to, or has in the past six (6) years sponsored, maintained or contributed to, or has any liability with respect to any Employee Plan subject to Title IV of ERISA.

(c)                                  Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service, or has pending or has time remaining in which to file an application for such letter.  The Company has made available to Parent a copy of the most recent such letter for each such Employee Plan.  Each Employee Plan has been maintained in material compliance with its terms and Applicable Law.  There do not exist any pending or, to the knowledge of the Company, threatened claims (other than routine undisputed claims for benefits), suits, actions, disputes, audits or investigations with respect to any Employee Plan.

(d)                                 None of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement will (either alone or together with any other event, whether contingent or otherwise) (i) entitle any current or former employee, director or other service provider of the Company or any of its Subsidiaries to any compensation or benefit, (ii) accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits or trigger any other material obligation under any Employee Plan, (iii) increase the amounts payable or trigger any other material obligation, requirement or restriction pursuant to any Employee Plan or (iv) result in any forfeiture, breach or violation of or default under, or limit the Company’s right to amend, modify or terminate, any Employee Plan.

(e)                                  No payment or benefit that could be made by the Company or any of its Subsidiaries will be characterized as a parachute payment within the meaning of Section 280G of the Code, and neither the Company nor any of its Subsidiaries has any obligation to gross-up or indemnify any individual with respect to any Tax under Section 4999 of the Code.

(f)                                   Each Employee Plan has been maintained, in form and operation, in all material respects in material compliance with Section 409A of the Code, and neither the Company nor any of its Subsidiaries has any obligation to gross-up or indemnify any individual with respect to any Tax under Section 409A of the Code.

(g)                                  Neither the Company nor any of its Subsidiaries has any material liability in respect of post-retirement health, medical or life insurance benefits for current or former employees of the Company or any of its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code.

(h)                                 Neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other labor agreement with a labor union or other labor organization.

(i)                                     The Compensation Committee of the Board of Directors (the “Compensation Committee”) has (i) approved or ratified each Employee Plan pursuant to which consideration is payable to any officer, director or employee (each, a “Compensation Arrangement”) as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the 1934 Act, and (ii) taken such other actions as are necessary to satisfy the requirements of the non-exclusive safe harbor with respect to such Compensation Arrangement in accordance with Rule 14d-10(d)(2) under the 1934 Act.  The Board of Directors has determined that the Compensation Committee is composed solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the 1934 Act and the instructions thereto.

Section 4.18                             Environmental Matters.  (a)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)                                     no written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries arising out of any Environmental Laws, and there are no judicial, administrative or other actions, suits or proceedings pending or, to the Company’s knowledge, threatened which allege a violation by, or liability of, the Company or any of its Subsidiaries of any Environmental Laws;

(ii)                                  the Company and each of its Subsidiaries have all environmental permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of such permits;

(iii)                               none of the Company or any of its Subsidiaries has (A) assumed or is obligated to provide indemnity against, any liability of any other Person relating to Environmental Laws; and

(iv)                              the operations of the Company and each of its Subsidiaries are in compliance with the terms of applicable Environmental Laws.

(b)                                 Except as set forth in this Section 4.18, no representations or warranties are being made with respect to matters arising under or relating to environmental matters.

Section 4.19                             Material Contracts.  The Company has made available to Parent a true and complete copy of each Material Contract.  Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Material Contracts is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Material Contract.  Neither the Company nor any of its Subsidiaries is party to any contract, agreement, arrangement or understanding containing any provision or covenant limiting in any material respect the ability of the Company and its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Corporation or any of their respective Subsidiaries), taken as a whole, to (i) sell any products or services of or to any other Person or in any geographic region, (ii) engage in any line of business or (iii) compete with or to obtain products or services from any Person or limiting the ability of any Person to provide products or services to the Company or any of its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Corporation or any of their respective Subsidiaries). To the knowledge of the Company, since the date of the Company Balance Sheet Date to the date hereof, the Company has not received any notice in writing from any Person indicating that such Person intends to terminate, or not renew, any Material Contract with any material customer.

Section 4.20                             Anti-Corruption Compliance Matters.  Since February 4, 2014, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any Person acting on behalf of the Company or any of its Subsidiaries, has directly or indirectly offered, given, promised or authorized any payment, bribe, payoff, kickback, or other improper payment (including any improper discount, loan, gift, or any other thing of value) to any officer, employee, agent or representative of any regional, federal, state, provincial, county or municipal government or government department, agency, or other division, of any entity owned or controlled by any government, or of any public international organization covered by the Foreign Corrupt Practices Act (a “Public International Organization”) or anyone who holds a legislative, administrative or judicial position of any kind, whether appointed or elected (a “Public Official”): (a) for the purpose of improperly influencing any action or decision of a Public Official in his or her official capacity; (b) for the purpose of improperly inducing a Public Official to use his or her influence with any Governmental Authority, Public International Organization, or any entity owned or controlled by any government, to affect or influence any act or decision of such Governmental Authority, Public International Organization, or any entity owned or controlled by any government, to assist the Company or any of its Subsidiaries in obtaining or retaining business or any business advantage, or directing business to any Person; or (c) where such action would constitute a bribe, kickback, or illegal payment to assist the Company or any of its Subsidiaries in obtaining or retaining business or any business advantage, or directing business to any Person. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any Person acting on behalf of the Company or any of its Subsidiaries, has taken any action that would cause them to violate any material provision of the Foreign Corrupt Practices Act.

Section 4.21                             Insurance.  As of the date of this Agreement, the Company and its Subsidiaries have all material policies of insurance covering the Company and its Subsidiaries and any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries.  As of the date of this Agreement, all such insurance policies are in full force and effect, no notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.22                             Related Person Transaction.  Except for compensation or other employment arrangements in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

Section 4.23                             Brokers’ Fees; Certain Transaction Expenses.  Except as set forth on Section 4.23 of the Company Disclosure Schedule, none of the Company, any of its Subsidiaries, or any officer, director or employee of the Company or any of its Subsidiaries or any Affiliate of the Company or any of its Subsidiaries (a) has employed any investment banker, broker, finder, agent or other Person who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement or (b) has incurred or agreed to pay, or authorized or approved, any other fees, bonuses, payments or expenses to any employee, officer or director of the Company or any of its Subsidiaries, in connection with the transactions contemplated hereby, in the case of each of the foregoing clauses (a) and (b), for which the Company or any of its Subsidiaries is or could become liable.

Section 4.24                             Opinion of Financial Advisor.  The Company has received the written opinion (or an oral opinion to be confirmed in writing) of J.P. Morgan Securities LLC, financial advisor to the Company, to the effect that, as of the date of this Agreement, the consideration to be paid pursuant to the Offer and the Merger is fair to the Company’s stockholders from a financial point of view.

Section 4.25                             Antitakeover Statutes.  The Company has taken all action necessary to exempt the Offer, the Merger, this Agreement and the Tender and Voting Agreements and the transactions contemplated hereby and thereby from Section 203 of Delaware Law and any other similar applicable “anti-takeover” laws.

Section 4.26                             No Other Representations and Warranties.  (a)  Except for the representations and warranties set forth in this Article 4, each of Parent and Merger Subsidiary acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Merger Subsidiary, and the Company hereby disclaims any such representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Merger Subsidiary, or any of their Representatives or Affiliates of any documentation or other information by the Company or any of its Representatives or Affiliates, unless and to the extent that any such information is expressly included in a representation and warranty contained in this Article 4 (as qualified by the Company Disclosure Schedule).

(b)                                 Each of Parent and Merger Subsidiary also acknowledges and agrees that the Company makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Subsidiary or their respective Representatives or Affiliates.

ARTICLE 5.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY

Subject to Section 11.05, except as set forth in the Parent Disclosure Schedule, Parent and Merger Subsidiary, jointly and severally, represent and warrant to the Company that:

Section 5.01                             Corporate Existence and Power.  Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.  Parent has heretofore made available to the Company true and complete copies of the certificates of incorporation and bylaws of Parent and Merger Subsidiary as currently in effect.  Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.  Merger Subsidiary was incorporated solely for the purpose of consummating the Offer, the Merger and the transactions contemplated by this Agreement.  All of the outstanding shares of capital stock of Merger Subsidiary have been validly issued, are fully paid and nonassessable and are owned by, and at the Effective Time will be owned by, Parent, free and clear of all Liens, other than restrictions imposed by Applicable Law.

Section 5.02                             Corporate Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action of Parent and Merger Subsidiary.  This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary.

Section 5.03                             Governmental Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other state or federal securities laws, (iv) and (v) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04                             Noncontravention.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05                             Disclosure Documents.  (a)  The information with respect to Parent and any of its Subsidiaries that Parent supplies to the Company specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof and at the time of the consummation of the Offer.

(b)                                 The Schedule TO, when filed, and the Offer Documents, when distributed or disseminated, will comply as to form in all material respects with the applicable requirements of the 1934 Act and, at the time of such filing or the filing of any amendment or supplement thereto, at the time of such distribution or dissemination and at the time of consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties in this Section 5.05 will not apply to statements or omissions included or incorporated by reference in the Schedule TO and the Offer Documents based upon information supplied to Parent or Merger Subsidiary by the Company or any of its Representatives or advisors specifically for use or incorporation by reference therein.

Section 5.06                             Finders’ Fees.  There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 5.07                             Litigation.  Except for matters which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof, to the knowledge of Parent, there are no civil, criminal, administrative or regulatory actions, suits, claims, hearings, investigations or proceedings pending against Parent or any of its Subsidiaries.

Section 5.08                             Ownership of Shares.  Except as previously disclosed to the Company, neither Parent nor Merger Subsidiary or any of their Subsidiaries beneficially owns any Shares as of the date hereof.  Prior to the date hereof, neither Parent nor Merger Subsidiary has taken, or authorized or permitted any authorized Representatives of Parent or Merger Subsidiary to take, any action that would reasonably be expected to cause, Parent, Merger Subsidiary or any of their “affiliates” or “associates” to be deemed an “interested stockholder” as defined in Section 203 of Delaware Law or otherwise render Section 251(h) of Delaware Law inapplicable to the Merger.

Section 5.09                             Financing.  As of the date of this Agreement, Parent has delivered to the Company a true, correct and complete copy of an executed equity commitment letter, dated as of the date hereof, between Parent and Sponsor (the “Equity Commitment Letter”) pursuant to which Sponsor has committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, up to the cash amounts set forth therein (the “Financing”) for the purpose of funding the transactions contemplated by this Agreement.  As of the date hereof, (a) the Equity Commitment Letter (i) is valid and in full force and effect without amendment or modification, (ii) to the knowledge of Parent, is the valid, binding, and enforceable obligation of Sponsor (except, in any case, as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by principles of equity), (iii) has not been withdrawn, terminated or rescinded in any respect, and (iv) the Equity Commitment Letter constitutes all of the Contracts and arrangements entered into between Sponsor, on the one hand, and Parent and/or its Affiliates, on the other hand, involving the availability of the funding in full of the Financing as contemplated by the Equity Commitment

Letter, and (b) no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach on the part of Parent or Merger Subsidiary under the Equity Commitment Letter (assuming the accuracy of the representations and warranties and undertakings of the Company in this Agreement for such purposes).  There are no conditions precedent related to the funding of the equity financing arrangements contemplated by the Equity Commitment Letter, other than as set forth in the Equity Commitment Letter.  Assuming the satisfaction of the condition in Section (ii)(E) of Annex I hereto, the aggregate proceeds contemplated by the Equity Commitment Letter, together with available cash and other available funds of Parent and Merger Subsidiary and the Cash on Hand, will be sufficient for Merger Subsidiary and the Surviving Corporation to satisfy all of the obligations of Parent and Merger Subsidiary under this Agreement, including (i) purchasing the shares tendered in the Offer at the Offer price and paying the Merger Consideration and the consideration payable pursuant to Section 3.05, (ii) procuring the D&O Insurance and (iii) paying all related fees and expenses of the Company and the Surviving Corporation required to be paid in connection with the consummation of the transactions contemplated by this Agreement.  As of the date hereof, neither Parent nor Merger Subsidiary has any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available in full to Parent and Merger Subsidiary on the Closing Date (assuming the accuracy of the representations and warranties and undertakings of the Company in this Agreement for such purposes).

Section 5.10                             Limited Guarantee.  Concurrently with the execution of this Agreement, Parent has delivered to the Company the Limited Guarantee duly executed by the Sponsor with respect to certain matters on the terms specified therein.  The Limited Guarantee is in full force and effect and constitutes a valid, binding and enforceable obligation of the Sponsor party thereto in favor of the Company, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Sponsor under such Limited Guarantee.

Section 5.11                             Vote Required.  No vote of the holders of any of the outstanding shares of capital stock of Parent is necessary to approve this Agreement, the Merger and the transactions contemplated by this Agreement.

ARTICLE 6.
COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01                             Conduct of the Company.  Except as set forth in Section 6.01 of the Company Disclosure Schedule, from the date hereof until the Acceptance Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course and use its commercially reasonable efforts to (i) maintain its existence in good standing pursuant to Applicable Law, (ii) subject to this Agreement, conduct its business and operations in the ordinary course of business, (iii) preserve intact its business organizations, material assets, properties and Material Contracts, (iv) preserve in material respects the current relationships with customers, suppliers, distributors, lessors, licensors, licensees, creditors, contractors and other Persons with which the Company or any of its Subsidiaries has material business relations and (v) keep available the services of its present officers and key employees (provided that the

Company shall not be obligated to increase the compensation of, or make any other payments to retain, such officers and key employees).  Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the business and/or operations of the Company or its Subsidiaries prior to the Merger Closing.  Prior to the Merger Closing, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Company and its business and operations.

Section 6.02                             Forbearance Covenants.  Except (i) as set forth in Section 6.02 of the Company Disclosure Schedule, (ii) as approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed), (iii) as required by Applicable Law or (iv) as expressly contemplated by the terms of this Agreement, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 10 and the Effective Time, the Company will not, and will not permit any of its Subsidiaries, to:

(a)                                 amend the certificate of incorporation, the bylaws or any other similar organizational document;

(b)                                 propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c)                                  issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities, other than, as applicable, the issuance and sale of shares of Company Common Stock upon the exercise of Company Options or the settlement of Company RSUs, in each case, outstanding on the date of this Agreement and in accordance with their terms in effect on the date of this Agreement;

(d)                                 purchase, redeem or otherwise acquire or offer to acquire, redeem or otherwise reacquire any Company Securities, other than (A) the acquisition by the Company of Shares in connection with the surrender of Shares by holders of Company Options in order to pay the exercise price of the Company Options, (B) the withholding of Shares to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plan, and (C) the acquisition by the Company of Shares in connection with the forfeiture of awards granted pursuant to the Company Stock Plans;

(e)                                  (A) adjust, split, combine or reclassify any Shares, or issue or authorize or propose the issuance of any other Company Securities in respect of, in lieu of or in substitution for, Shares or other equity or voting interest, (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any Shares or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the Shares or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries, (C) pledge or encumber any Shares or other equity or voting interest or (D) modify the terms of any shares of its capital stock or other equity or voting interest;

(f)                                   (A) incur, assume or suffer any indebtedness (including any long-term or short-term debt) or issue any debt securities, except (1) for trade payables incurred in the ordinary course of business and (2) for loans or advances to direct or indirect wholly owned Subsidiaries of the Company, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company, (C) make any loans, advances or capital contributions to, or investments in, any other Person, except for advances to directors, officers and other employees for travel and other business-related expenses, in each case in the ordinary course of business and in compliance in all material respects with the Company’s policies related thereto or (D) acquire, lease, license, sell, abandon, transfer, assign, guarantee or exchange any material assets, tangible or intangible, or create or suffer to exist any Lien thereupon;

(g)                                  (A) enter into any forward contracts, swaps or options, (B) sell any future receivables or grant to any Person a contingent right to payment, assets, benefits or services in exchange for an upfront cash payment from such Person, (C) require or request any advanced payments by customers outside of the ordinary course of business and consistent with past practice, (D) modify the Company’s or its Subsidiaries’ policies or practices with respect to deposits paid to the Company and its Subsidiaries in connection with property subleases or (E) defer payment on any Contract of the Company or its Subsidiaries outside of the ordinary course of business and consistent with past practice;

(h)                                 settle, release, waive or compromise any pending or threatened material Legal Proceeding or other claim, except for the settlement of any Legal Proceedings or other claim that is reflected or reserved against in the Company Balance Sheet;

(i)                                     except as required by Applicable Law or GAAP, (A) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business or (B) make any change in any of its accounting principles or practices in any material respect;

(j)                                    (A) make or change any material Tax election, (B) settle, consent to or compromise any material Tax claim or assessment or surrender a right to a material Tax refund, (C) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment, (D) file an amended Tax Return that could materially increase the Taxes payable by the Company or its Subsidiaries or (E) enter into a closing agreement with any Governmental Authority regarding any material Tax;

(k)                                 (A) incur or commit to incur any capital expenditures other than materially consistent with the capital expenditure budget set forth in Section 6.02(k) of the Company Disclosure Schedule, (B) enter into, modify, amend or terminate any (1) Contract (other than any Material Contract) that if so entered into, modified, amended or terminated would reasonably be expected to have a Company Material Adverse Effect, or (2) Material Contract unless in the ordinary course of business and in a manner that would not adversely affect the Company and its Subsidiaries taken as a whole in any material respect, (C) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice, (D) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the

Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404, (E) effectuate a “plant closing,” “mass layoff” (each as defined in WARN) or other employee layoff event affecting in whole or in part any site of employment, facility, operating unit or employee, (F) grant any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor, in each case other than in the ordinary course of business or (G) waive, release, grant or transfer any right of material value other than in the ordinary course of business;

(l)                                     except (A) in order to comply with Applicable Law, (B) as required pursuant to the terms of any Employee Plan in effect on the date of this Agreement or (C) as expressly provided in this Agreement, (1) establish, adopt, enter into, terminate or amend, or take any action to accelerate the vesting, payment or funding of any compensation, or benefits under, any collective bargaining agreement or Employee Plan (or any award thereunder), (2) grant to any current or former employee, director or other service provider of the Company or any of its Subsidiaries whose annual compensation exceeds $125,000, any increase in compensation, bonus or fringe or other benefits (or, in the case of any such person whose annual compensation does not exceed $125,000, grant any such increase unless in the ordinary course of business and that is not material, individually or in the aggregate), (3) grant to any current or former employee, director or other service provider of the Company or any of its Subsidiaries any increase in change in control, retention, severance or termination pay, (4) enter into any employment, consulting, change in control, retention, severance or termination agreement with any current or former employee, director or other service provider of the Company or any of its Subsidiaries (other than offer letters entered into with newly-hired non-officer employees in the ordinary course of business and consistent with past practice (provided that no such offer letter shall provide for equity awards, compensation or benefits tied to completion of the Merger or any other transactions consummated pursuant to this Agreement)), (5) hire any employee with an expected annual compensation in excess of $125,000 or (6) terminate any employee with an annual compensation in excess of $125,000 other than terminations for cause (as determined by the Company in its reasonable discretion and in accordance with Applicable Law);

(m)                             (A) accelerate the receipt of any collections or accounts receivable or cash contributions of any type (other than in the ordinary course of business consistent with past practice); (B) sell or ship products or deliver services ahead of normally maintained schedules or otherwise accelerate sales in any material respect (including by inducing customers (including advertisers, agencies or distributors) through special payment incentives, discounts, or otherwise to buy products or services in quantities in excess of their current needs) or sell products or services in quantities that are outside of the ordinary course of business relative to the prior year of sales of such products or services or engaged in any practice that could reasonably be considered “channel stuffing” or “trade loading”; or (C) delay or postpone any accounts payable or other payables or expenses (other than in the ordinary course of business consistent with past practice);

(n)                                 acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material equity interest therein or enter into any joint venture, partnership, limited liability corporation or similar arrangement with any third Person;

(o)                                 enter into any collective bargaining agreement or agreement to form a works council or other agreement with any labor organization or works council (except to the extent required by Applicable Law);

(p)                                 adopt or implement any stockholder rights plan or similar arrangement, in each case, applicable to the Merger or any other transaction consummated pursuant to this Agreement; or

(q)                                 enter into, authorize any of, or agree or commit to enter into a Contract to take any of the actions prohibited by this Section 6.02.

Section 6.03                             Access to Information.  After the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement dated as of March 23, 2016 between the Company and Sponsor (the “Confidentiality Agreement”), the Company shall, and shall cause its Subsidiaries to, (i) give Parent, its counsel, financial advisors, auditors, consultants, directors, employees, accountants and other authorized Representatives, upon reasonable notice, reasonable access during normal business hours to the officers, employees, offices, properties, books and records of the Company and its Subsidiaries (including such meetings to discuss integration and related matters as Parent may reasonably request after the expiration or termination of the applicable waiting periods pursuant to the HSR Act), (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized Representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized Representatives of the Company and its Subsidiaries to cooperate with Parent in the matters described in clauses (i) and (ii) above.  Any investigation pursuant to this Section 6.03 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries.  Nothing in this Section 6.03 shall require the Company to provide any access, or to disclose any information (i) if providing such access or disclosing such information would violate Applicable Law (including antitrust and privacy laws) or (ii) protected by attorney-client privilege to the extent such privilege cannot be protected by the Company through exercise of its reasonable efforts.

Section 6.04                             Solicitation; Other Offers.  (a)  After the date hereof and prior to the earlier of the Acceptance Time and the termination of this Agreement in accordance with Article 10, the Company and its Subsidiaries shall not (and the Company shall cause its and their respective Representatives not to), directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage any proposal or inquiry that constitutes, or is reasonably likely to lead to, an Acquisition Proposal, (ii) enter into, continue or participate in any discussions or negotiations regarding any Acquisition Proposal or any proposal or inquiry that is reasonably likely to lead to, any Acquisition Proposal, (iii) furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Third Party with respect to inquiries regarding, or the making of, an Acquisition Proposal, (iv) approve, endorse or recommend any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal, (v) enter into any agreement in principle, memorandum of understanding, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar Contract relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement with a Third Party to whom the

Company is permitted to provide information in accordance with Section 6.04(b)) (each, an “Alternative Acquisition Agreement”) or (vi) resolve, propose or agree to do any of the foregoing. The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources concerning the Company and its Subsidiaries, cease providing any further information with respect to the Company, its Subsidiaries or any Acquisition Proposal to any such Third Party or its Representatives and financing sources, and terminate access for any such Third Parties, its Representatives and financing sources to any physical or electronic data room.

(b)                                 Notwithstanding Section 6.04(a): (i) at any time prior to 6:00 p.m. Eastern Daylight Time on the thirtieth (30th) calendar day following the execution and delivery of this Agreement, the Company may, directly or indirectly through its Representatives, solicit, initiate, encourage or knowingly facilitate proposals or inquiries that constitute, or is expected to constitute, an offer to acquire the Company; and (ii) at any time prior to the earlier of the Acceptance Time and the receipt of Company Stockholder Approval: the Company, directly or indirectly through its Representatives, may in response to an unsolicited bona fide, written Acquisition Proposal which was made after the date of this Agreement and did not result from any breach of this Section 6.04 that the Board of Directors determines in good faith (after consultation with its financial advisor) constitutes or would reasonably be expected to result in a Superior Proposal, the Company may, upon a good faith determination by the Board of Directors (after receiving the advice of its outside counsel) that failure to take such action would be inconsistent with the Board of Directors’ fiduciary duties under Applicable Law: (A) engage in negotiations or discussions with the Third Party and its Representatives or financing sources that has made such Acquisition Proposal, and (B) furnish to the Person making such Acquisition Proposal or its Representatives or its financing sources non-public information relating to the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided, however, that any material non-public information concerning the Company or any of its Subsidiaries provided or made available to the Person making such Acquisition Proposal shall, to the extent not previously provided to Merger Subsidiary or Parent, be provided or made available to Merger Subsidiary or Parent promptly (and in any event within 24 hours) after it is provided to such Person making such Acquisition Proposal.

(c)                                  The Company shall promptly advise Parent in writing, in no event later than forty-eight (48) hours after receipt of any Acquisition Proposal (including, for the avoidance of doubt, any Acquisition Proposal received as a result of the actions taken in Section 6.04(b)(i)) shall indicate the identity of the Person making such Acquisition Proposal and the material terms and conditions of any proposal or offer or the nature of any inquiries or contacts and provide copies of proposal letters and transaction related agreements subject to the Confidentiality Agreement, and thereafter shall keep Parent reasonably informed on a prompt basis of all material developments affecting the material terms of any such Acquisition Proposal.  The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 6.04 or otherwise prohibit the Company from complying with its obligations under this Section 6.04.

(d)                                 The Board of Directors shall not: (x) (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent in any material respect; (B) adopt, approve, endorse, recommend or otherwise declare advisable an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days after Parent so requests in writing (it being understood that the Company will have no obligation to make such reaffirmation on more than three separate occasions); (D) take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Board of Directors (or a committee thereof) to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Board of Directors (or a committee thereof) may refrain from taking a position with respect to an Acquisition Proposal until the close of business on the 10th Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 6.04); or (E) withdraw or fail to include the Company Board Recommendation in the Schedule 14D-9 (any action described in clauses (A) through (E), an “Adverse Recommendation Change”); provided, however, that, for the avoidance of doubt, none of (1) the determination by the Board of Directors (or a committee thereof) that an Acquisition Proposal constitutes a Superior Proposal; or (2) the delivery by the Company to Parent of any notice contemplated by Section 6.04(d)(i) will constitute an Adverse Recommendation Change; or (y) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.  Notwithstanding the foregoing, the Board of Directors may at any time prior to the earlier of the Acceptance Time and the receipt of Company Stockholder Approval:

(i)             if the Company has received a bona fide Acquisition Proposal (including, for the avoidance of doubt, any Acquisition Proposal received as a result of the actions taken in Section 6.04(b)(i)) that the Board of Directors (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Board of Directors may (A) effect an Adverse Recommendation Change with respect to such Acquisition Proposal; or (B) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, in each case if and only if:

(A)                               the Board of Directors (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary obligations pursuant to Applicable Law;

(B)                               the Company has complied in all material respects with its obligations pursuant to this Section 6.04 with respect to such Acquisition Proposal;

(C)                               (i) the Company has provided prior written notice to Parent at least two Business Days in advance (the “Notice Period”) to the effect that the Board of Directors (or a committee thereof) has (A) received a bona fide Acquisition Proposal that has not been withdrawn; (B) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect an Adverse Recommendation Change or to terminate this Agreement pursuant to this Section 6.04(d)(i) absent any revision to the terms and conditions of this Agreement, which notice will specify the basis for such Adverse Recommendation Change or termination, including the identity of the Person or “group” of Persons making such Acquisition Proposal, the material terms thereof and copies of all relevant documents relating to such Acquisition Proposal; and (ii) prior to effecting such Adverse Recommendation Change or termination, the Company and its Representatives, during the Notice Period, must have (1) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (2) permitted Parent and its Representatives to make a presentation to the Board of Directors regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation); provided, however, that in the event of any material revisions to such Acquisition Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.04(d)(i)(C) (other than the requirement of a presentation as contemplated by clause (ii)(2) above) with respect to such new written notice (it being understood that the “Notice Period” in respect of such new written notice will be one Business Day); and

(D)                               in the event of any termination of this Agreement in order to cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated this Agreement in accordance with Section 10.01(f), including paying the Company Termination Fee in accordance with Section 10.03(a).

(e)                                  Nothing contained herein shall prevent the Board of Directors from (i) complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.04; provided that any such action taken or statement made that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Board of Directors reaffirms the Company Board Recommendation in such statement or in connection with such action or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act (which it is agreed shall not constitute an Adverse Recommendation Change).

Section 6.05                             Compensation Arrangements.  Prior to the Effective Time, the Company (acting through its Compensation Committee) will take all steps that may be necessary or advisable to cause each Compensation Arrangement entered into by the Company or any of its Subsidiaries on or after the date hereof to be approved by the Compensation Committee (comprised solely of “independent directors” determined in the manner described in the last sentence of Section 4.17(i)) as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the 1934 Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the 1934 Act.

Section 6.06                             Cooperation with Financing.

(a)                                 Prior to the Effective Time, the Company shall provide, and shall cause its Subsidiaries to provide, and shall use commercially reasonable efforts to cause its and their agents and representatives to provide such customary cooperation, at Parent’s sole expense and subject to written confidentiality arrangements as may be reasonably required by the Company, as may be reasonably requested by Parent or Sponsor to assist Parent in causing the conditions in any applicable debt commitment letter to be satisfied and such customary cooperation as is otherwise requested by Parent or Merger Subsidiary to assist them in arranging the debt financing (if any) to be obtained by Parent, Merger Subsidiary or their respective Affiliates in connection with the Offer and the Merger (the “Debt Financing”) (provided that such requested cooperation is not prohibited by Applicable Law), which commercially reasonable efforts shall include:

(i)                                     causing the management team of the Company and its Subsidiaries, with appropriate seniority and expertise, including its senior executive officers, and external auditors to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with lenders and rating agencies, in each case, upon reasonable notice and at reasonable times;

(ii)                                  assisting with the timely preparation of customary rating agency presentations, credit agreements, road show materials, bank information memoranda, Financing Sources and investor presentations, prospectuses and bank syndication materials, offering documents, private placement memoranda, ancillary loan documents and certificates and similar documents customarily required in connection with the Debt Financing, including the marketing and syndication thereof;

(iii)                               (x) furnishing Parent and Merger Subsidiary and the Financing Sources, as promptly as reasonably practicable following Parent’s or Merger Subsidiary’s request, with information regarding the Company and its Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries) customary for the arrangement of loans contemplated by the Debt Financing, to the extent reasonably available to the Company, its Subsidiaries or its Representatives and reasonably requested by Parent or Merger Subsidiary to assist in preparation of customary rating agency or lender presentations relating to such arrangement of loans, (y) furnishing all consolidated financial statements, pro forma consolidated financial statements, business and other financial data, and audit reports of the Company and its Subsidiaries, and any supplements thereto reasonably necessary for the Parent to satisfy any conditions precedent to the funding of the Financing Sources;

(iv)                              and all other requested financial information regarding the Company and its Subsidiaries, including copies of such other pertinent information with respect to the Company and its Subsidiaries as is reasonably requested by Parent or any lender and (B) furnishing Parent and the Financing Sources promptly, and in any event at least three (3) Business Days prior to the Effective Time (to the extent requested within ten (10) Business Days prior to the Effective Time), with all documentation and other information required by any Governmental Authority under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act;

(v)                                 permitting (and cooperating with) the Financing Sources and their agents and representatives to conduct a reasonable and customary due diligence review of the Company and its Subsidiaries (including a customary field exam) and reasonably cooperating to permit prospective lenders involved in the Financing to evaluate the Company and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent customary and reasonable and otherwise reasonably facilitating the grant of a security interest in collateral and providing related lender protections;

(vi)                              requesting customary payoff letters, Lien terminations and instruments of discharge to be delivered at Merger Closing to allow for the payoff, discharge and termination in full on the Closing Date of all indebtedness listed in Section 6.06(a)(vii) of the Company Disclosure Schedule and Liens thereunder;

(vii)                           taking all corporate actions, subject to the occurrence of the earlier of the Acceptance Time or the Effective Time, reasonably requested by Parent to permit the consummation of the Debt Financing;

(viii)                        executing and delivering any customary pledge and security documents, credit agreements, ancillary loan documents and customary closing certificates and documents (in each case, subject to and only effective upon the occurrence of the Effective Time) and assisting in preparing schedules thereto as may reasonably be requested by Parent or Merger Subsidiary (including delivery of a solvency certificate of the chief financial officer of the Company);

(ix)                              providing customary authorization letters authorizing the distribution of information to prospective lenders and containing a customary “10b-5” representation to the Financing Sources for the Debt Financing and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company and its Subsidiaries or its or their securities;

(x)                                 using reasonable best efforts to cause accountants to consent to the use of their audit reports relating to the Company in any material relating to the Debt Financing; and

(xi)                              assisting with the execution, preparing and delivering of original stock certificates and original stock powers to the Financing Sources (including providing copies thereof prior to the Closing Date) on or prior to the Closing Date.

provided, in each case, that (A) none of the Company or any of its Subsidiaries shall be required to incur any liability in connection with the Financing prior to the Effective Time (other than with respect to the authorization letters referred to above), (B) the Board of Directors and the directors, managers and general partners of the Company’s Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained, (C) except as expressly provided above, neither the Company nor any of its Subsidiaries shall be required to take any corporate actions prior to the Effective Time to permit the consummation of the Financing, (D) nothing herein shall require disclosure of any information that could result in a waiver of the attorney-client or similar privilege or that would violate confidentiality obligations owing to third parties, and (E) in the event the Offer Closing or the Merger Closing does not occur, Parent and Merger Subsidiary shall jointly and severally indemnify, defend and hold harmless the Company and its Subsidiaries, and their respective pre-Merger Closing directors, officers and representatives, from and against any liability or obligation to providers of the Financing in connection with the Financing and any information provided in connection therewith (other than any liability or obligation that (i) arose from fraud, intentional misrepresentation, willful misconduct, bad faith or gross negligence of the Company, its Subsidiaries or their respective representatives or (ii) directly resulted from the breach of any of the material obligations of the Company, its Subsidiaries or their Representatives under this Agreement). Parent shall promptly reimburse the Company and its Subsidiaries for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with such cooperation.

(b)                                 The Company hereby consents to the limited use of its and its Subsidiaries’ trademarks logos in connection with the Financing as is reasonably appropriate and customary for such purpose; provided, that such trademarks and logos are not used in a manner that is intended to or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(c)                                  Notwithstanding any other provision set forth herein or in any other agreement between Parent and the Company (or its Affiliates), the Company agrees that Parent and its Affiliates may share customary projections with respect to the Company and its business with lenders, and that Parent and its Affiliates and such lenders may share such information with potential financing sources in connection with any marketing efforts in connection with the Debt Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by the Company or any of its Subsidiaries pursuant to Section 6.6(a), agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentially provisions contained in customary bank books and offering memoranda. Parent shall promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or its Subsidiaries in connection with providing the assistance contemplated by Section 6.6(a).

Section 6.07                             Closing Cash Matters.  Neither the Company nor its Subsidiaries shall (or shall attempt to) make any cash, cash equivalents or marketable securities that is unrestricted, restricted (as to withdrawal or general use, whether by contract or Applicable Law or are otherwise segregated for use with respect to existing liabilities), in each case as determined in accordance with GAAP.

ARTICLE 7.
COVENANTS OF PARENT

Parent agrees that:

Section 7.01                             Obligations of Merger Subsidiary.  Subject to the termination of this Agreement pursuant to Article 10, Parent shall use its reasonable best efforts to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement.

Section 7.02                             Voting of Shares.  Subject to the termination of this Agreement pursuant to Article 10, Parent shall, if applicable, use reasonable best efforts to cause all Shares purchased pursuant to the Offer and all other Shares owned beneficially or of record by it, Merger Subsidiary or any of its other Subsidiaries to be voted in favor of adoption of this Agreement at any meeting of the stockholders of the Company, or any postponement or adjournment thereof, required to consummate the Merger under Delaware Law.

Section 7.03                             Director and Officer Liability.  Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)                                 For six (6) years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware Law or provided under the Company’s certificate of incorporation and bylaws in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.

(b)                                 For six (6) years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c)                                  Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that the Company shall give Parent a reasonable opportunity to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto; provided, further, that the cost of such “tail policy” does not exceed the Maximum Annual Premium.  If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six (6) year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of three hundred percent (300%) of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.03(c) of the Company Disclosure Schedule (the “Maximum Annual Premium”); provided, further that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage reasonably available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)                                 If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.03.

(e)                                  The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, under Delaware Law or any other Applicable Law or under any indemnification agreement of any Indemnified Person with the Company or any of its Subsidiaries that has been made available to Parent prior to the date hereof.  These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.04                             Employee Matters.  (a)  With respect to those Persons who are employees of the Company and its Subsidiaries at the Acceptance Time (“Continuing Employees”) and for a period of one year thereafter (or such shorter period of time during which any such Continuing Employee remains employed), Parent shall cause the Company to provide each Continuing Employee with severance benefits and protections that are materially no less favorable than the severance benefits and protections that were provided to such Continuing Employee under an applicable Employee Plan in effect as of the date hereof and set forth in Section 7.04 of the Company Disclosure Schedule.  This Section 7.04 shall not limit the obligation of the Company to maintain any Employee Plan that, pursuant to an existing contract, must be maintained for a period longer than one year.  No provision of this Agreement shall be construed as a guarantee of continued employment of any employee of the Company or any of its Subsidiaries and this Agreement shall not be construed so as to prohibit the Surviving Corporation or any of its Subsidiaries from having the right to terminate the employment of any individual.

(b)                                 Parent shall provide credit for each Continuing Employee’s length of service with the Company and its Subsidiaries (and their predecessors) for eligibility and vesting purposes (other than vesting of future equity awards) and for purposes of determining future vacation accruals or severance amounts under each plan, program, policy or arrangement of Parent and its Affiliates to the same extent that such service was recognized under a similar plan, program, policy or arrangement of the Company or any of its Subsidiaries as of Merger Closing; provided that such prior service credit shall not be required to the extent that it results in a duplication of benefits.

(c)                                  Parent shall use commercially reasonable efforts to cause each benefit plan of Parent and its Affiliates in which any Continuing Employee participates that provides for medical, dental, health, pharmaceutical or vision benefits (each, a “Parent Welfare Plan”) to (i) waive all limitations as to preexisting conditions, exclusions and service conditions with respect to participation and coverage requirements, other than limitations that were in effect with respect to such Continuing Employee as of immediately prior to the Acceptance Time under the corresponding Employee Plan, (ii) honor any payments, charges and expenses of such Continuing Employee (and his or her eligible dependents) that were applied toward the deductible, out-of-pocket maximums and co-payments under an Employee Plan in satisfying any applicable deductibles, out-of-pocket maximums and co-payments under the corresponding Parent Welfare Plan during the same plan year in which the Acceptance Time occurs and in which such payments, charges and expenses were made, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such Continuing Employee following the Acceptance Time to the extent that such Continuing Employee had satisfied any similar limitation under the corresponding Employee Plan.

(d)                                 Nothing in this Section 7.04 shall (i) be treated as an amendment of, or undertaking to amend, any Employee Plan, (ii) prohibit Parent or any of its Affiliates from amending any Employee Plan, (iii) require Parent or any of its Affiliates to continue the employment of any Continuing Employee for any period of time or, subject to Section 7.04(a)(iv) or any applicable arrangement covering such Continuing Employee, to provide such Continuing Employee with any payments or benefits upon any termination of such Continuing Employee’s employment, or (iv) confer any rights or benefits on any Person other than the parties to this Agreement.

ARTICLE 8.
COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01                             Regulatory Undertaking.  (a)  Subject to the terms and conditions of this Agreement, the Company and Parent will use their respective reasonable best efforts (i) to take, or cause to be taken, all actions, (ii) to do, or cause to be done, all things and (iii) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable under Applicable Law or otherwise to consummate the transactions contemplated by this Agreement, including by (A) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (B) obtaining and maintaining all approvals, consents, orders, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and (C) executing and delivering any Contracts or other instruments that are reasonably necessary to consummate the Offer or the Merger.

(b)                                 In furtherance and not in limitation of the foregoing, each of Parent and the Company shall (i) make an appropriate filing of a Pre-merger Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) as promptly as practicable and in any event within ten (10) Business Days of the date hereof and (ii) to the extent required in the reasonable judgment of counsel to Parent and the Company, as soon as practicable, make such other filings with any foreign Governmental Authorities as may be required under any foreign antitrust or competition law.  Each of Parent and the Company will (A) cooperate and coordinate (and cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause the other to be supplied) any additional information that may be required or requested by the FTC, the Antitrust Division or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and (D) use reasonable best efforts to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to the Offer or the Merger; and (2) obtain any required consents pursuant to any Antitrust Laws applicable to the Offer or the Merger, in each case as soon as practicable. If any Party or Affiliate thereof receives a request for additional information or documentary material from any Governmental Authority with respect to the Offer or the Merger pursuant to the HSR Act or any other Antitrust Laws applicable to the Offer or the Merger, then such Party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request.

(c)                                  In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Subsidiary shall (and shall cause their respective Subsidiaries to), subject to any restrictions under Applicable Laws, (i) promptly notify the other party of any written communication to that party from the FTC, the Antitrust Division, any state attorney general or any other Governmental Authority and, subject to Applicable Law, permit the other party to review in advance any proposed written communication to any of the foregoing; (ii) not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning any competition or antitrust matters in connection with this Agreement or the Merger unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat; and (iii) furnish the other party with copies of all correspondence, filings other than their respective Pre-Merger Notification and Report Forms (and attachments thereto or submissions therewith), and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives on the one hand, and any Governmental Authority or regulatory authority or members or their respective staffs on the other hand, with respect to any competition or antitrust matters in connection with this Agreement and the Merger. However, each of the Company, Parent and Merger Subsidiary may designate any non-public information provided to any Governmental Authority as restricted to “outside counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other party without approval of the party providing the non-public information; provided, however, that each of Company, Parent and Merger Subsidiary may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis.

Section 8.02                             Certain Filings.  The Company and Parent shall reasonably cooperate with one another (i) in connection with the preparation of the Company Disclosure Documents and the Offer Documents, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents or the Offer Documents and seeking timely to obtain any such actions, consents, approvals or waivers; provided, however, that the obligations set forth in this Section 8.02 shall not be deemed to have been breached as a result of actions by the Company permitted by Section 6.04(b).

Section 8.03                             Public Announcements.  So long as this Agreement is in effect, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not, and shall instruct their respective advisors and Affiliates not to, issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of the other party.

Section 8.04                             Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company or Merger Subsidiary acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05                             Merger without Meeting of Stockholders.  Unless, prior to the scheduled Acceptance Time, Parent and the Company shall confer and mutually determine, in good faith, after consulting with their respective outside legal counsel, that the Merger is ineligible to be effected pursuant to Section 251(h) of Delaware Law, then following the consummation of the Offer, each of Parent, Merger Subsidiary and the Company shall take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the Acceptance Time, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of Delaware Law and upon the terms and subject to the conditions of this Agreement.  In furtherance, and without limiting the generality, of the foregoing, none of the Company, Parent or Merger Subsidiary shall, or shall cause or permit any of their respective Affiliates or Representatives to, take any action that could render Section 251(h) of Delaware Law inapplicable to the Merger.  If, at any time after the Acceptance Time, the Merger cannot be effected pursuant to Section 251(h) of Delaware Law, then if Parent, Merger Subsidiary and any other Subsidiary of Parent shall collectively own at least ninety percent (90%) of the outstanding Shares, the parties shall take all necessary and appropriate action to cause the Merger to be effective as soon as practicable without a meeting of stockholders of the Company in accordance with Section 253 of Delaware Law.

Section 8.06                             Section 16 Matters.  Prior to the Effective Time, each party shall take all such steps as may be required to cause any dispositions of Shares in connection with the transactions contemplated by this Agreement (including derivative securities of such Shares) by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company and will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.07                             Notices of Certain Events.  So long as this Agreement is in effect, each of the Company and Parent shall promptly notify the other of:

(a)                                 any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)                                 any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)                                  any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

(d)                                 any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause any Offer Condition not to be satisfied; and

(e)                                  any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

Section 8.08                             Stock Exchange De-listing.  Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part pursuant to Applicable Law and rules and policies of Nasdaq to enable the de-listing by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days thereafter.

Section 8.09                             Takeover Statutes.  If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation shall become applicable to the transactions contemplated by this Agreement or the Tender and Voting Agreements, each of the Company and the Board of Directors shall, to the fullest extent permitted by Applicable Law, grant such approvals and to take all such actions necessary so that the transactions contemplated by this Agreement and the Tender and Voting Agreements may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

ARTICLE 9.
CONDITIONS TO THE MERGER

Section 9.01                             Conditions to the Obligations of Each Party.  The respective obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or waiver by the party entitled to the benefit thereof, if permissible under Applicable Law) at or prior to the Effective Time of the following conditions:

(a)                                 if required by Delaware Law, the Company Stockholder Approval shall have been obtained in accordance therewith;

(b)                                 no restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (whether temporary, preliminary or permanent) preventing or prohibiting the consummation of the Merger or making consummation of the Merger illegal shall be in effect; and

(c)                                  Merger Subsidiary shall have purchased Shares pursuant to the Offer.

ARTICLE 10.
TERMINATION

Section 10.01                      Termination.  This Agreement may be terminated and the Offer and the Merger may be abandoned:

(a)                                 by mutual written agreement of the Company and Parent at any time prior to the Acceptance Time;

(b)                                 by either the Company or Parent, if:

(i)                                     the Acceptance Time shall not have occurred on or before one hundred twenty (120) days from the date hereof ; provided that such date shall automatically be extended to the date that is one hundred eighty (180) days from the date hereof if the Acceptance Time shall have not occurred prior to the date that is one hundred twenty (120) days from the date hereof due to any failure of the condition in Section (i)(B) of Annex I hereto (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement primarily results in the failure of the Offer to be consummated by such time; or

(ii)                                  if any court of competent jurisdiction or other Governmental Authority of competent jurisdiction shall have issued an order or taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting (A) prior to the Acceptance Time, the acceptance for payment of, or payment for, Shares pursuant to the Offer or (B) prior to the Effective Time, the consummation of the Merger, and, in each case, such order or other action shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party which has not complied in all material respects with its obligations under Section 8.01;

(c)                                  by Parent, if, prior to the Acceptance Time, an Adverse Recommendation Change shall have occurred;

(d)                                 by Parent at any time prior to the Acceptance Time if (i) there shall have been a material breach of any covenant or agreement on the part of the Company set forth in this Agreement; or (ii) any representation or warranty of the Company set forth in Article 3 of this Agreement shall have been inaccurate when made that would, in the case of both clauses (i) and (ii), (A) result in the failure of the conditions set forth in Section (ii)(B) or Section (ii)(C) of Annex I hereto not being satisfied, and (B) such breach is not curable by the End Date, or, if curable, is not cured within thirty (30) days of the date Parent gives the Company notice of such breach; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 10.01(d) if Merger Subsidiary or Parent is then in material breach of any of its representations, warranties, covenants or agreements hereunder such that the Company has the right to terminate this Agreement pursuant to Section 10.01(e);

(e)                                  by the Company at any time prior to the Acceptance Time if (i) there shall have been a material breach of any covenant or agreement on the part of Merger Subsidiary or Parent set forth in this Agreement; or (ii) any representation or warranty of Merger Subsidiary and Parent set forth in Article 4 of this Agreement shall have been inaccurate when made or, if not made as of a specific date, shall have become inaccurate, that would, in the case of both clauses (i) and (ii), (A) have a material adverse effect on the ability of Merger Subsidiary or Parent to consummate the Offer, and (B) such breach is not curable by the End Date, or, if curable, is not cured within thirty (30) days of the date the Company gives Parent notice of such breach; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.01(e) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder such that Parent has the right to terminate this Agreement pursuant to Section 10.01(d);

(f)                                   by the Company if the Board of Directors authorizes the Company to concurrently with such termination enter into a definitive Alternative Acquisition Agreement providing for a transaction constituting a Superior Proposal and concurrently with such termination enters into a definitive Alternative Acquisition Agreement providing for such transaction constituting a Superior Proposal, if (i) the Company has complied in all material respects with the requirements of Section 6.04 and (ii) prior to or concurrently with such termination, the Company pays the Company Termination Fee to Parent under Section 10.03(a).  Any purported termination pursuant to this Section 10.01(f) that is not in strict compliance with the requirements of this Section 10.01(f) shall be null and void and of no effect.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other party.

Section 10.02                      Effect of Termination.  If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other parties hereto; provided that, subject to the limits set forth in Section 10.03, the termination of this Agreement shall not relieve any party from any liability for any willful and material breach of this Agreement prior to the date of termination and fraud.  The provisions of this Section 10.02 and Sections 11.04, 11.06, 11.07, 11.08 and 11.09 shall survive any termination hereof pursuant to Section 10.01.

Section 10.03                      Termination Fee.

(a)                                 In the event that this Agreement is terminated (i)(x)(A) by Parent, Merger Subsidiary or the Company pursuant to Section 10.01(b)(i) or (B) by Parent pursuant to Section 10.01(d), (y) an Acquisition Proposal by a Third Party shall have become publicly known or delivered to the Board of Directors after the date hereof and prior to such termination and (z) within twelve (12) months after such termination (A) the Company enters into a definitive agreement with respect to an Acquisition Proposal or (B) any Acquisition Proposal is consummated (with all references to twenty-five percent (25%) in the definition of Acquisition Transaction being treated as references to fifty percent (50%) solely for purposes of clause (b)(i) of this Section 10.03(a)); (ii) by the Company pursuant to Section 10.01(f); or (iii) by Parent pursuant to Section 10.01(c), then, in any such event, the Company shall pay Parent the

Company Termination Fee (less any Parent Expense Reimbursement previously paid or payable by the Company), which amount shall be payable by wire transfer of immediately available funds.  The Company Termination Fee (which, if owing, shall be payable only once) shall be paid (x) in the circumstances described in clause (i) above, promptly (but in no event later than one (1) Business Day) following the first to occur of the events giving rise to the obligation to make such payment, (y) in the circumstances described in clause (ii) above, concurrently with and as a condition to the termination and (z) in the circumstances described in clause (iii) above, promptly (but in no event later than five (5) Business Days) following the first to occur of the events giving rise to the obligation to make such payment.

(b)                                 Notwithstanding anything to the contrary in this Agreement, the Parties acknowledge and agree on behalf of themselves and their Affiliates that (i) the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Subsidiary in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and opportunity forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge and hereby agree that the provisions of this Section 10.03 are an integral part of the transactions contemplated by this Agreement, and that, without such provisions, the Parties would not have entered into this Agreement.  Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 10.03, it shall also pay reasonable costs and expenses incurred by Parent or Merger Subsidiary in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of JPMorgan Chase Bank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

(c)                                  Notwithstanding anything to the contrary set forth in this Agreement, subject to Section 11.13 and other than in the case of fraud or willful and material breach, each of Parent and Merger Subsidiary expressly acknowledges and agrees that (x) Parent’s right to receive payment of the Company Termination Fee pursuant to Section 10.03 (plus any costs, expenses or interest payable in connection therewith pursuant to Section 10.03(b)) and Parent’s right to receive payment of the Parent Expense Reimbursement pursuant to Section 10.03(g), in each case, in the respective circumstances in which the Company Termination Fee and/or the Parent Expense Reimbursement is payable, shall constitute the only monetary damages that (A) Parent, Merger Subsidiary or Sponsor, (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Financing Sources, Affiliates (other than Parent, Merger Subsidiary and Sponsor), members, managers, general or limited partners, stockholders and assignees of each of Parent, Merger Subsidiary and Sponsor (the Persons in clauses (A) and (B) collectively, the “Parent Related Parties”) may recover from (A) the Company, its Subsidiaries and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (the Persons in clauses (A) and (B) collectively, the “Company Related Parties”) for any and all losses, claims, damages, liabilities, costs, fees, expenses (including reasonable attorney’s fees and disbursements), judgments, inquiries and fines suffered in respect of this Agreement (including in respect of any breach of any representation, warranty, covenant or agreement or the failure of the Merger to be consummated) or the transactions contemplated by this Agreement in such circumstances, and upon payment of the Company Termination Fee to Parent pursuant to this Section 10.03 (plus any costs, expenses or interest payable in connection therewith pursuant to Section 10.03(b)), none of the Company Related Parties shall have any further liability or obligation to any of the Parent Related Parties relating to or arising out of this Agreement or the transactions contemplated hereby.

(d)                                 Under no circumstances will the collective monetary damages payable by Parent, Merger Subsidiary or any of their Affiliates for breaches under this Agreement, the Limited Guarantee or the Equity Commitment Letter exceed an amount equal to $16,000,000 in the aggregate for all such breaches (including reasonable attorney’s fees and costs to enforce this Agreement and Limited Guarantee) (the “Parent Liability Limitation”).  In no event will any of the Company Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Parent Liability Limitation against any Parent Related Parties, and in no event will the Company or any of its Subsidiaries be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against the Parent Related Parties for, or with respect to, this Agreement, the Equity Commitment Letter, the Limited Guarantee or the transactions contemplated hereby and thereby (including, any breach by Sponsor, Parent or Merger Subsidiary), the termination of this Agreement, the failure to consummate the Offer or the Merger or any claims or actions under Applicable Law arising out of any such breach, termination or failure. Other than Sponsor’s obligations under the Limited Guarantee and the Equity Commitment Letter and other than the obligations of Parent and Merger Subsidiary to the extent expressly provided in this Agreement, in no event will any Parent Related Party or any other Person other than Sponsor, Parent and Merger Subsidiary have any liability for monetary damages to the Company or any other Person relating to or arising out of this Agreement, the Offer or the Merger, provided that nothing in this Section 10.03(d) shall be deemed to limit the Company’s rights as a third party beneficiary to seek specific performance of the Equity Commitment Letter in accordance with the terms thereof.

(e)                                  Notwithstanding anything to the contrary in this Section 10.03, it is agreed that Parent, Merger Subsidiary and the Company will be entitled to an injunction, specific performance or other equitable relief as provided in Section 11.13, except that, although the Company, in its sole discretion, may determine its choice of remedies hereunder, including by pursuing specific performance in accordance with, but subject to the limitations of, Section 11.13(b), under no circumstances will the Company be permitted or entitled to receive both specific performance of the type contemplated by Section 11.13(b) and any monetary damages.

(f)                                   In no event will the Company seek or obtain, nor will they permit any of its Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Person who is not a named party to this Agreement, the Equity Commitment Letter or the Limited Guarantee, including any past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any named party to this Agreement with respect to this Agreement, the Equity Commitment Letter or the Limited Guarantee or the transactions contemplated hereby and thereby (including any breach by Sponsor, Parent or Merger Subsidiary), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under Applicable Law arising out of any such breach, termination or failure, other than from Parent or Merger Subsidiary to the extent expressly provided for in this Agreement or Sponsor to the extent expressly provided for in the Limited Guarantee and the Equity Commitment Letter.

(g)                                  In the event this Agreement is terminated by either Party pursuant to Section 10.01(b)(i) (provided that, at such time, all Offer Conditions (other than the Minimum Condition and, if applicable, the condition set forth in Section (ii)(B) of Annex I, the condition set forth in Section (ii)(C) of Annex I and/or any other Offer Condition that has not been satisfied as a result of a breach of this Agreement by the Company) had been satisfied or waived (other than those Offer Conditions that are only capable of being satisfied or waived at the Acceptance Time, but provided that such Offer Conditions were so capable of being satisfied or waived) or by Parent pursuant Section 10.01(d) (for willful breach), then the Company shall reimburse Parent for its actual and reasonable out-of-pocket expenses in an amount not to exceed $2,000,000 (the “Parent Expense Reimbursement”), by wire transfer of immediately available funds on the second (2nd) Business Day following the date of such termination of this Agreement; provided, that the existence of circumstances which would require the Company Termination Fee (less any Parent Expense Reimbursement previously paid to Parent by the Company) to become subsequently payable by the Company pursuant to Section 10.03(a)(i) shall not relieve the Company of its obligations to pay the Parent Expense Reimbursement pursuant to this Section 10.03(g); and provided, further, that the payment by the Company of the Parent Expense Reimbursement pursuant to this Section 10.03(g) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee (less any Parent Expense Reimbursement previously paid to Parent by the Company) pursuant to Section 10.03(a)(i).  For the avoidance of doubt, (x) in no event shall the Company be required to pay the Parent Expense Reimbursement on more than one (1) occasion and (y) in no event shall the sum of the Parent Expense Reimbursement and Company Termination Fee payable by the Company exceed the Company Termination Fee.

Section 10.04                      No Liability of Financing Sources.  Notwithstanding anything to the contrary in this Agreement, (i) no Company Related Party shall have any rights or claims against any of the Financing Sources in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law, in contract, in tort or otherwise; and (ii) no Financing Source shall have any liability or obligation to the Company or any of its stockholders, Affiliates, directors, officers, employees, controlling persons or agents relating to or arising out of this Agreement, the Debt Financing or the transactions contemplated hereby or thereby.

ARTICLE 11.
MISCELLANEOUS

Section 11.01                      Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or Merger Subsidiary, to:

c/o Vector Capital Corporation

One Market Street

Steuart Tower, 23rd Floor

San Francisco, California 94105

Attention: David Baylor
Facsimile No.: (415) 293-5100

with a copy to:

Kirkland & Ellis LLP
555 California Street
Suite 2700
San Francisco, CA 94104
Attention: Jeffrey B. Golden and Joshua Zachariah
Facsimile No.: (415) 439-1331

if to the Company, to:

Sizmek Inc.
500 West 5th Street
Suite 900
Austin, TX 78701
Attention: Chairman of the Board
Facsimile No.: (512) 681-6430

with a copy to:

Latham & Watkins LLP
555 11th Street N.W.
Suite 1000
Washington, DC 20004
Attention: William P. O’Neill, Esq.
Facsimile No.: (202) 637-2201

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 11.02                      Survival of Representations and Warranties.  The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 11.03                      Amendments and Waivers.  (a)  Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) after the Acceptance Time, no amendment shall be made that decreases the Offer Price or the Merger Consideration and (ii) if the Company Stockholder Approval is required under Delaware Law, after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained. Notwithstanding anything to the contrary, Section 10.03(c), Section 10.03(d), Section 10.03(f), Section 10.04, Section 11.03, Section 11.08 and this Section 11.06 (and the related definitions in this Agreement used therein, but only with respect to their use in such Sections as they relate specifically to the Financing Sources) shall not be amended, modified, supplemented or waived in a manner that is adverse in any material respect to any Financing Source without the prior written consent of the Financing Sources.

(b)                                 No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04                      Expenses.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided, that, in the event the Merger and the Offer are to be consummated, the Company and its Subsidiaries shall not pay or incur fees and expenses in excess of $5,000,000 (the “Expense Cap”) in connection with the transactions contemplated by this Agreement, without (i) a determination by the Board of Directors that incurring fees or expenses in excess of the Expense Cap is reasonably necessary and (ii) the prior written consent of Parent, not to be unreasonably withheld (provided that, the consent with respect to the matters set forth in Section 11.04(a) of the Company Disclosure Schedule is in Parent’s sole discretion).  Section 11.04(b) of the Company Disclosure Schedule sets forth the fees and expenses that the Company anticipates incurring in connection with the Offer and the Merger from the date hereof through the Closing.

Section 11.05                      Disclosure Schedule and SEC Document References.  The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties of the relevant party that are contained in the corresponding Section of this Agreement and any other representations and warranties of such party that is contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face.  The mere inclusion of an item in either the Company Disclosure Schedule or the Parent Disclosure Schedule as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

Section 11.06                      Binding Effect; Benefit; Assignment.  (a)  The provisions of this Agreement shall be binding upon and, except as provided in Section 7.03, shall inure to the benefit of the parties hereto and their respective successors and assigns.  Except as provided in Section 7.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns; provided, however, that the Financing Sources will be express third party beneficiaries of Section 10.03(d), Section 10.03(e), Section 10.03(g), Section 10.04, Section 11.03, Section 11.08 and this Section 11.06.

(b)                                 No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other Parties, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, at any time to one (1) or more of its Affiliates or (2) any Financing Source pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing and (3) after the Acceptance Time, to any Person; provided, in each case, that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations under the Offer, enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

Section 11.07                      Governing Law.  This Agreement and all claims and causes of action arising in connection herewith shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 11.08                      Jurisdiction.  (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

(b)                                 Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and irrevocably agree (i) that any Legal Proceeding, whether in law or in equity, in contract, in tort or otherwise, involving the Financing Sources arising out of, or relating to, the Offer, the Merger, the Debt Financing or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable debt commitment letter will be effective service of process against them for any such Legal Proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court; and (v) any such Legal Proceeding will be governed and construed in accordance with the laws of the State of New York.

(c)                                  PARENT HEREBY IRREVOCABLY DESIGNATES THE CORPORATION TRUST COMPANY (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT 1209 ORANGE STREET - CORPORATION TRUST CENTER, NEW CASTLE COUNTY, WILMINGTON, DE 19801, AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO EACH OTHER SUCH PARTY IN THE MANNER PROVIDED IN SECTION 11.01 OF THIS AGREEMENT.  EACH PARTY SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT SUCH PARTY WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN DELAWARE.  NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW.  EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

Section 11.09                      WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE NEGOTIATION, VALIDITY OR PERFORMANCE OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY SUCH LEGAL PROCEEDING INVOLVING FINANCING SOURCES).

Section 11.10                      Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11                      Entire Agreement.  This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Schedule, the Limited Guarantee and the Equity Commitment Letter, constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12                      Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13                      Specific Performance.

(a)                                 The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions.  The Parties acknowledge and agree that, subject to Section 10.04, (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (B) the provisions of Section 10.03 are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Subsidiary, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement.

(b)                                 The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Subsidiary pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

SIZMEK INC.

By:	/s/ Neil Nguyen
	Name:	Neil Nguyen
	Title:	President and Chief Executive Officer

SOLOMON HOLDING, LLC

By:	/s/ Alex Beregovsky
	Name:	Alex Beregovsky
	Title:	President

SOLOMON MERGER SUBSIDIARY, INC.

By:	/s/ Alex Beregovsky
	Name:	Alex Beregovsky
	Title:	President

[Signature Page to Agreement and Plan of Merger]

ANNEX I

CONDITIONS TO THE OFFER

Notwithstanding any other provision of the Offer, Merger Subsidiary shall not be required to, and Parent shall not be required to cause Merger Subsidiary to, accept for payment or pay for any Shares validly tendered and not validly withdrawn prior to any then-scheduled Expiration Date in connection with the Offer and, subject to the terms of this Agreement, may terminate the Offer, if:

(i)                                     prior to the expiration of the Offer,

(A)                               there shall not have been validly tendered in accordance with the terms of the Offer, and not validly withdrawn prior to the Expiration Date, a number of Shares that, together with (without duplication of Shares) the Shares then owned, directly or indirectly, by Parent and/or Merger Subsidiary and any other Subsidiaries of Parent, collectively represents as of the Expiration Date at least a majority of the Shares outstanding on a Fully Diluted basis (the “Minimum Condition”),

(B)                               the applicable waiting period under the HSR Act (or under laws analogous to the HSR Act existing in foreign jurisdictions in which the Company has annual revenues or assets in excess of $10,000,000) shall not have expired or been terminated; or

(ii)                                  at any time on or after the date of this Agreement and prior to the expiration of the Offer,

(A)                               there is an Applicable Law or a judgment, injunction, order or decree of any Governmental Authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger or restrains or prohibits Parent or Merger Subsidiary from exercising full rights of ownership in the Shares purchased pursuant to the Offer,

(B)                               any of the representations and warranties of the Company (a) set forth in Section 4.05(a) (Capitalization) and Section 4.05(b) (Capitalization), shall not be true and correct as of the date of this Agreement and as of the Expiration Date as though made as of the Expiration Date, except where the failure of such representations and warranties to be so true and correct in all respects that did not result from a willful breach by the Company would not reasonably be expected to result in additional cost, expense or liability to Parent or Merger Subsidiary, individually or in the aggregate, that is more than $250,000, (b) set forth in Section 4.02(a) (Authorization), Section 4.02(b) (Authorization), Section 4.23(a) (Brokers’ Fees), Section 4.24 (Opinion of Financial Advisor) and Section 4.25 (Antitakeover Statutes) shall not be true and correct in all material respects as of the date of this Agreement and as of the Expiration Date as though made as of the Expiration Date, (c) set forth in Section 4.10(a) (Absence of Certain Changes) shall not be true and correct as of the date of this Agreement and as of the Expiration Date as though made as of the Expiration Date (without disregarding the “Company Material Adverse Effect” qualification set forth therein), and (d) set forth in this Agreement, other than those described in clauses (a), (b) and (c) above, shall not be true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Expiration Date as though made as of the Expiration Date, but only if, in the case of this clause (d), where the failure of such representations and warranties to be so true and correct has had or would reasonably be expected to have a Company Material Adverse Effect; provided in each case that representations and warranties made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only,

(C)                               the Company shall have breached or failed to perform or comply in all material respects with any of its obligations or covenants under this Agreement prior to such time (other than with respect to the obligations set forth in the proviso to Section 11.04, which obligation shall fail to have been performed or complied with other than in any de minimis respect),

(D)                               since the date of this Agreement, a Company Material Adverse Effect shall have occurred,

(E)                                the Cash on Hand on the last Business Day of the prior month shall be no less than (i) if the Expiration Date occurs in September 2016, $32,418,000; (ii) if the Expiration Date occurs in October 2016, $33,574,000; (iii) if the Expiration Date occurs in November 2016, $33,483,000 less the amount of the Pointroll Payment actually paid prior to such time; (iv) if the Expiration Date occurs in December 2016, $37,137,000 less the amount of the Pointroll Payment actually paid on or prior to November 30, 2016; and (v) if the Expiration Date occurs in January 2017 or thereafter, $42,161,000 less the amount of the Pointroll Payment actually paid on or prior to November 30, 2016, in each case of (i), (ii), (iii), (iv) and (v) less the aggregate amount of fees and expenses paid in connection with the Offer and the Merger that the Company and its Subsidiaries has paid between the date of this Agreement and the Expiration Date up to $5,000,000.

(F)                                 the Company shall have failed to deliver to Parent a certificate signed on behalf of the Company by its chief executive officer or chief financial officer dated as of the date on which the Offer expires certifying that the Offer Conditions specified in paragraphs (B) and (C) do not exist,

(G)                               if the holders of more than 10.0% of the outstanding Shares (other than the Shares beneficially owned by (i) Xavier Gutierrez set forth on Section I(ii)(G) of the Company Disclosure Schedule and (ii) Meruelo Investment Partners LLC and certain of its Affiliates set forth on the Schedule 13D/A filed by such Persons with the SEC on March 19, 2015) shall have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of Delaware Law, or

(H)                              this Agreement shall have been terminated in accordance with its terms.

For purposes of determining whether the Minimum Condition and the condition set forth in Section (i)(A) above have been satisfied, Merger Subsidiary and Parent shall exclude for purposes of its determination thereof Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee.

The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Merger Subsidiary and Parent to extend, terminate or modify the Offer pursuant to the terms and conditions of the Agreement.

The foregoing conditions are for the sole benefit of Merger Subsidiary and Parent and, subject to the terms and conditions of the Agreement and Applicable Law, may be waived by Merger Subsidiary or Parent, in whole or in part at any time and from time to time prior to the Expiration Date in the sole discretion of Merger Subsidiary or Parent (other than the Minimum Condition, which may be waived by Merger Subsidiary and Parent only with the prior written consent of the Company).  The failure by Merger Subsidiary or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, subject to the applicable rules and regulations of the SEC.